
OLONIA BANCORP


11006877


SEC MAIL PROCESSING
RECEIVED
APR 26 2011
WASH, D.C.
211
SECTION

NOTICE OF 2011 ANNUAL MEETING, PROXY STATEMENT AND 2010 ANNUAL REPORT ON FORM 10-K

POLONIA BANCORP

Corporate Profile

Polonia Bancorp, headquartered in Huntingdon Valley, Pennsylvania is the holding company for Polonia Bank. Established in 1923, Polonia Bank continues to operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in the Greater Philadelphia metropolitan area, as well as southeastern Pennsylvania and southern New Jersey.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-866-1340
www.RTCO.com

Stock Listing

Polonia Bancorp's common stock is quoted on the OTC Bulletin Board under the symbol "PBCP."

Banking Locations

Main Office
3993 Huntingdon Pike
Huntingdon Valley, Pennsylvania 19006

Bank Branch
2646 East Allegheny Avenue
Philadelphia, Pennsylvania 19134

Bank Branch
2133 Spring Garden Street
Philadelphia, Pennsylvania 19130

Bank Branch
2628 Orthodox Street
Philadelphia, Pennsylvania 19137

Bank Branch
8000 Frankford Avenue
Philadelphia, Pennsylvania 19136

Bank Branch
376 Second Street Pike
Southampton, Pennsylvania 18966

Bank Branch
8910 Frankford Avenue
Philadelphia, Pennsylvania 19136

Bank Branch
4800 Richmond Street
Philadelphia, Pennsylvania 19137

Bank Branch
2532 Orthodox Street
Philadelphia, Pennsylvania 19137


OLONIA BANCORP

April 22, 2011

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Polonia Bancorp (the "Company"). The meeting will be held at the Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania, on Tuesday, May 17, 2011 at 8:00 a.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. Directors and officers of the Company, as well as a representative of S.R. Snodgrass, A.C., the Company's independent registered public accounting firm, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to complete and mail the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously voted.

We look forward to seeing you at the meeting.

Sincerely,

Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

POLONIA BANCORP
3993 HUNTINGDON PIKE, 3rd FLOOR
HUNTINGDON VALLEY, PENNSYLVANIA 19006
(215) 938-8800

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE................ 8:00 a.m., local time, on Tuesday, May 17, 2011.

PLACE.................................. Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania.

ITEMS OF BUSINESS......... (1) To elect two directors to serve for a term of three years.

(2) To ratify the selection of S.R. Snodgrass, A.C. as our independent registered public accounting firm for 2011.

(3) To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

RECORD DATE................... To vote, you must have been a stockholder at the close of business on March 31, 2011.

PROXY VOTING................ It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy or voting instruction card and included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.



Paul D. Rutkowski
Chief Financial Officer and Corporate Secretary
April 22, 2011

POLONIA BANCORP

PROXY STATEMENT

General Information

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Polonia Bancorp for the 2011 annual meeting of stockholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to Polonia Bancorp as the "Company," "we," "our" or "us."

Polonia Bancorp is the holding company for Polonia Bank. In this proxy statement, we may also refer to Polonia Bank as the "Bank."

We are holding the 2011 annual meeting at the Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania, on Tuesday, May 17, 2011 at 8:00 a.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to stockholders of record beginning on or about April 22, 2011.

Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual Meeting of Shareholders to be held on May 17, 2011

This proxy statement and our 2010 Annual Report on Form 10-K are available electronically at www.cfpproxy.com/6127.

Information About Voting

Who Can Vote at the Meeting

You are entitled to vote the shares of Polonia Bancorp common stock that you owned as of the close of business on March 31, 2011. As of the close of business on March 31, 2011, a total of 3,157,096 shares of Polonia Bancorp common stock were outstanding, including 1,818,437 shares of common stock held by Polonia MHC. Each share of common stock has one vote.

The Company's charter provides that, until January 11, 2012, record holders of the Company's common stock, other than Polonia MHC, who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

Ownership of Shares; Attending the Meeting

You may own shares of Polonia Bancorp in one of the following ways:

- Directly in your name as the stockholder of record; or
- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Polonia Bancorp common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, stockholders will elect two directors to serve a term of three years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of S.R. Snodgrass, A.C. as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of S.R. Snodgrass, A.C. as our independent registered public accounting firm for 2011, the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote is required.

Effect of Not Casting Your Vote. If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Item 1 of this Proxy Statement). In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors as they felt appropriate.

Recent changes in regulation were made to take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors, no votes will be cast on your behalf. These are referred to broker non-votes. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Item 2 of this Proxy Statement). If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the proposal to ratify the selection of the independent registered public accountants, abstentions will have the same effect as a negative vote on the proposal while broker non-votes will have no effect on the proposal.

Because Polonia MHC owns in excess of 50% of the outstanding shares of Polonia Bancorp common stock, the votes it casts will ensure the presence of a quorum and determine the outcome of Proposal 1 (Election of Directors) and Proposal 2 (Appointment of Independent Registered Public Accounting Firm).

Voting by Proxy

The Board of Directors of Polonia Bancorp is sending you this proxy statement to request that you allow your shares of Polonia Bancorp common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Polonia Bancorp common stock represented at the annual meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends a vote "FOR" each of the nominees for director and "FOR" ratification of S.R. Snodgrass, A.C. as the independent registered public accounting firm.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your Polonia Bancorp common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Participants in the ESOP or 401(k) Plan

If you participate in the Polonia Bank Employee Stock Ownership Plan (the "ESOP") or if you have invested in Company common stock through the Polonia Bancorp Stock Fund ("Stock Fund") in the Polonia Bank Retirement Plan (the "401(k) Plan"), you will receive a voting instruction card for each plan that will reflect all the shares that you may direct the trustees to vote on your behalf under the respective plans. Under the terms of the ESOP, all allocated shares of Polonia Bancorp common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. All unallocated shares of Polonia Bancorp common stock held by the ESOP and all allocated shares for which no timely voting instructions are received, are voted by the ESOP trustee in the same proportion as shares for which the trustee has received voting instructions, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, participants investing in the Stock Fund through the 401(k) Plan may direct the Stock Fund trustee how to vote the shares credited to their accounts. **The deadline for returning your voting instruction cards is May 10, 2011.**

Corporate Governance

Director Independence

The Company's Board of Directors consists of six members who are elected for terms of three years, one-third of whom are elected annually. All of the directors are independent under the current listing standards of The NASDAQ Stock Market, except for Mr. Szuszczewicz who is the Chairman of the Board, President and Chief Executive Officer of the Company and the Bank. In determining the independence of its directors, the Board considered transactions, relationships or arrangements between the Company, the Bank and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including loans that Polonia Bank has directly or indirectly made to Directors Andruczyk, Byrne and Woltjen.

Board Leadership Structure and Board's Role in Risk Oversight

The Company's Board of Directors endorses the view that one of its primary functions is to protect stockholders' interests by providing independent oversight of management, including the Chief Executive Officer. However, the Board does not believe that mandating a particular structure, such as a separate Chairman and Chief Executive Officer, is necessary to achieve effective oversight. The Board of the Company is currently comprised of six directors, five of whom are independent directors under the listing standards of The NASDAQ Stock Market. The Chairman of the Board has no greater nor lesser vote on matters considered by the Board than any other director, and the Chairman does not vote on any related party transaction. All directors of the Company, including the Chairman, are bound by fiduciary obligations, imposed by law, to serve the best interests of the stockholders. Accordingly, separating the offices of Chairman and Chief Executive Officer would not serve to enhance or diminish the fiduciary duties of any director of the Company. The Board does not currently have a lead director.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and the risks facing the Company. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Corporate Governance Policies

The Board of Directors has adopted a corporate governance policy to govern certain activities, including: the duties and responsibilities of directors; the composition, responsibilities and operation of the Board of Directors; the establishment and operation of board committees; succession planning; the

Board of Directors' interaction with management and third parties; and the evaluation of the performance of the Board of Directors and of the chief executive officer.

Committees of the Board of Directors

The following table identifies the Company's standing committees and their members as of March 31, 2011. The Board's Audit, Compensation and Nominating and Corporate Governance Committees each operate under a written charter that is approved by the Board of Directors. Each committee reviews and reassesses the adequacy of its charter at least annually. Each of the charters for the committees is included as an appendix to this Proxy Statement.

Director	*Audit Committee*	*Compensation Committee*	*Nominating and Governance Committee*
Dr. Eugene Andruczyk	X*	X	X
Frank J. Byrne	X	X*	X
Edward W. Lukiewski	X	X	X
Timothy G. O'Shaughnessy	X	X	X
Anthony J. Szuszczewicz		X	X*
Robert J. Woltjen	X	X	X
Number of Meetings in 2010	4	1	1

* Denotes Chairperson

Audit Committee. The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters. The committee also receives and reviews all the reports and findings and other information presented to them by the Company's officers regarding financial reporting policies and practices. The committee selects the independent registered public accounting firm and meets with them to discuss the results of the annual audit and any related matters. Each member of the Audit Committee is independent in accordance with the listing standards of The NASDAQ Stock Market. The Board of Directors has determined that Mr. Andruczyk is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission.

Compensation Committee. The Compensation Committee is responsible for all matters regarding the Company's and the Bank's employee compensation and benefit programs. The Compensation Committee reviews all compensation components for the Company's Chief Executive Officer ("CEO") and other executive officers' compensation including base salary, annual incentive, long-term incentives/equity, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. Our CEO develops recommendations for the Compensation Committee regarding the appropriate range of annual salary increases of our employees. Our CEO does not participate in Compensation Committee discussions or the review of Compensation Committee documents relating to the determination of his compensation.

Nominating and Governance Committee. The Company's Nominating and Governance Committee is responsible for the annual selection of management's nominees for election as directors and developing and implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to the Company's corporate governance policy.

Minimum Qualifications. The Nominating and Governance Committee has adopted a set of criteria that it considers when it selects individuals not currently on the Board of Directors to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include an age limitation, a residency requirement, a stock ownership requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate must also meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the Board of Directors, the Nominating and Governance Committee will then evaluate the prospective nominee to determine if he or she possesses the following qualifications, qualities or skills:

- contributions to the range of talent, skill and expertise appropriate for the Board;
- financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;
- familiarity with the Company's market area and participation in and ties to local businesses and local civic, charitable and religious organizations;
- personal and professional integrity, honesty and reputation;
- the ability to represent the best interests of the stockholders of the Company and the best interests of the institution;
- the ability to devote sufficient time and energy to the performance of his or her duties;
- independence under applicable Securities and Exchange Commission and listing definitions; and
- current equity holdings in the Company.

The committee will also consider any other factors it deems relevant, including age, size of the Board of Directors and regulatory disclosure obligations. Further, when identifying nominees to serve as director, the Nominating and Governance Committee seeks to create a Board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.

With respect to nominating an existing director for re-election to the Board of Directors, the Nominating and Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Nominating and Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Nominating and Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as their knowledge of members of the communities served by Polonia Bancorp. The Nominating and Governance Committee also will consider director candidates recommended by stockholders in accordance with the policy and procedures set forth above. The Nominating and Governance Committee has not used an independent search firm to identify nominees.

In evaluating potential nominees, the Nominating and Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria, which are discussed in more detail below. If such individual fulfills these criteria, the Nominating and Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Consideration of Recommendation by Stockholders. It is the policy of the Nominating and Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating and Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating and Governance Committee's resources, the Nominating and Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Nominating and Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairperson of the Nominating and Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. The name and address of the stockholder making the recommendation, as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Nominating and Governance Committee at least 30 days before the date of the annual meeting.

Board and Committee Meetings

During the year ended December 31, 2010, the Boards of Directors of the Company and the Bank each held 12 meetings. No director attended fewer than 75% of the meetings of the Board of Directors and Board committees on which they served in 2010.

Director Attendance at Annual Meeting of Stockholders

The Board of Directors encourages directors to attend the annual meeting of stockholders. Five of the six directors attended the 2010 annual meeting of stockholders.

Code of Ethics and Business Conduct

Polonia Bancorp has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the Code of Ethics and Business Conduct is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

Audit Committee Report

The Company's management is responsible for the Company's internal control over financial reporting. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles. The Audit Committee oversees the Company's internal control over financial reporting on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the Company's independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the firm's independence from the Company and its management. In concluding that the independent registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting process.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm that, in its report, express an opinion on the conformity of the Company's financial statements to U.S. generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal control over financial reporting designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with U.S. generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that the Company's independent registered public accounting firm is "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the Securities and Exchange Commission. The Audit Committee has appointed, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011.

Audit Committee of the Polonia Bancorp Board of Directors

Dr. Eugene Andruczyk, Chairperson
Frank J. Byrne
Edward W. Lukiewski
Timothy G. O'Shaughnessy
Robert J. Woltjen

Directors' Compensation

The following table sets forth the compensation received by non-employee directors for their service on the Company and the Bank Board of Directors during 2010. The table excludes perquisites, which did not exceed $10,000 in the aggregate for each director.

Name	*Fees Earned or Paid in Cash ($)*	*Stock Awards ($)(1)*	*Option Awards ($)(2)*	*All Other Compensation ($)(3)*	*Total ($)*
Dr. Eugene Andruczyk	$20,000	$ –	$ –	$1,224	$21,224
Frank J. Byrne..........................	20,000	–	–	1,286	21,286
Edward W. Lukiewski	20,000	–	–	124,454	144,454
Timothy G. O'Shaughnessy.....	20,000	–	–	1,048	21,048
Robert J. Woltjen....................	20,000	–	–	825	20,825

(1) See footnote 1 to the directors and executive officers stock ownership table under *"Stock Ownership"* for the aggregate number of unvested restricted stock award shares held in trust by each director at fiscal year-end.
(2) As of December 31, 2010, each non-employee director held 8,100 options to purchase shares of Polonia Bancorp common stock, except for Mr. O'Shaughnessy who held no options.
(3) Items of "All Other Compensation" that exceeded $25,000 include a contribution of $114,282 to Mr. Lukiewski's Supplemental Retirement Plan.

Supplemental Retirement Plan for Edward W. Lukiewski. Effective June 1, 1995, the Bank entered into a supplemental retirement plan with Mr. Lukiewski, a current director of the Bank, the Company and Polonia MHC who formerly served as President of the Bank. Under this arrangement, Mr. Lukiewski currently receives a supplemental pension benefit of $107,812 per year, payable for the remainder of his lifetime in monthly installments, and adjusted each June for inflation based on the rate of increase of the consumer price index, as published by the Department of Labor. The Bank also pays the premiums for certain insurance policies currently in effect on Mr. Lukiewski's life and health insurance premiums for Mr. Lukiewski and his spouse. The Bank incurred costs of $10,172 and $9,917 for these life and health insurance premiums during the years ended 2010 and 2009, respectively. In the event of Mr. Lukiewski's death, his surviving spouse would receive an annual benefit of $50,000 for the remainder of her lifetime as well as continued health benefits. The Bank has entered into a grantor or "rabbi" trust agreement to hold assets that the Bank may contribute for the purpose of making benefit payments under the Supplemental Retirement Plan with Mr. Lukiewski described above. Funds held in the trust remain at all times subject to the claims of the Bank's creditors in the event of the Bank's insolvency.

Director Fees. Each non-employee director of the Bank receives an annual retainer of $18,000. Directors do not receive any compensation for their service on the Boards of Directors of the Company or Polonia MHC. Each member of the Company's Audit Committee receives $500 per meeting attended.

Stock Ownership

The following table provides information as of March 31, 2011 about the persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	*Number of Shares Owned*	*Percent of Common Stock Outstanding*
Polonia MHC 3993 Huntingdon Pike, 3rd Floor Huntingdon Valley, Pennsylvania 19006	1,818,437	57.6%
PL Capital Group[1] 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	232,336	7.4%

(1) Based exclusively on a Schedule 13D/A filed with the Securities and Exchange Commission on June 5, 2007, which was filed jointly by the following parties: Financial Edge Fund, L.P., Financial Edge—Strategic Fund, L.P., Goodbody/PL Capital, L.P., PL Capital LLC, Goodbody/PL Capital, LLC, PL Capital Advisors, LLC, John W. Palmer, Richard J. Lashley and PL Capital Offshore, Ltd. All of the filers of this Schedule 13D/A are collectively referred to as the "PL Capital Group."

The following table provides information as of March 31, 2011 about the shares of Polonia Bancorp common stock that may be considered to be beneficially owned by each director or nominee for director of the Company, by those executive officers of the Company listed in the *Summary Compensation Table* that follows and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the shares shown.

Name	*Number of Shares Owned (1)(2)*	*Options Exercisable Within 60 Days*	*Percent of Common Stock Outstanding*
Directors:			
Dr. Eugene Andruczyk	25,316	4,860	*
Frank J. Byrne	27,240	4,860	*
Edward W. Lukiewski	24,440	4,860	*
Timothy G. O'Shaughnessy	100	—	*
Anthony J. Szuszczewicz	52,423	24,300	2.4%
Robert J. Woltjen	26,160	4,860	*
Executive Officers Who Are Not Also Directors:			
Kenneth J. Maliszewski	42,010	24,300	2.1%
Paul D. Rutkowski	42,220	24,300	2.1%
All directors and executive officers as a group (8 persons)	239,909	92,340	10.5%

*Represents less than 1% of the Company's outstanding shares.

(1) Includes unvested shares of restricted stock awards held in trust, with respect to which the beneficial owner has voting but not investment power as follows: Messrs. Andruczyk, Byrne, Lukiewski and Woltjen—1,296 shares each; and Messrs. Maliszewski, Rutkowski and Szuszczewicz—6,480 shares each.

(2) Includes shares allocated to the account of the individuals under the ESOP with respect to which the individual has voting but not investment power as follows: Mr. Szuszczewicz—4,223 shares; Mr. Rutkowski—3,492 shares; and Mr. Maliszewski—3,492 shares. Includes shares held in the 401(k) Plan accounts with respect to which the individual has voting but not investment power as follows: Mr. Szuszczewicz—32,000 shares; Mr. Rutkowski—25,500 shares; and Mr. Maliszewski—24,300 shares.

Proposal – 1 Election of Directors

The Company's Board of Directors consists of six members who are elected for terms of three years, one-third of whom are elected annually. The Board of Directors' nominees for election this year to serve for a three-year term or until their respective successors have been elected and qualified are Messrs. Lukiewski and O'Shaughnessy.

It is intended that the proxies solicited by the Board of Directors will be voted for the election of the nominees named above. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute nominee proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of each of the nominees.

Information regarding the nominees and the directors continuing in office is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of December 31, 2010. There are no family relationships among the directors or executive officers.

Nominees for Election of Directors

Timothy G. O'Shaughnessy is the Chief Financial Officer for St. Joseph's Preparatory High School in Philadelphia, Pennsylvania. Prior to his tenure at St. Joseph's, Mr. O'Shaughnessy was a group chief financial officer for Aramark Corporation. Age 47. Director since 2008.

Mr. O'Shaughnessy provides expertise with regard to tax, financial and accounting matters. He has the background to qualify as the Company's audit committee financial expert.

Edward W. Lukiewski served as President of Polonia Bank from 1988 until 1995 and is currently retired. Age 86. Director of Polonia Bank since 1948 and director of Polonia Bancorp and Polonia MHC since their formation.

Mr. Lukiewski is valued by the Board for his executive management experience and knowledge of the Bank's business and history as well as financial industry issues.

Directors Continuing in Office

The following director has a term ending in 2012:

Anthony J. Szuszczewicz has been the Chairman of the Board, President and Chief Executive Officer of Polonia Bank, Polonia Bancorp and Polonia MHC since 1995, 2007 and 2007, respectively. Age 70. Director of Polonia Bank since 1984 and director of Polonia Bancorp and Polonia MHC since their formation.

Mr. Szuszczewicz' extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which the Bank serves affords the Board valuable insight regarding the business and operation of the Bank. Mr. Szuszczewicz' knowledge of the Company's and the Bank's business and history position him well to continue to serve as our Chairman and Chief Executive Officer.

Robert J. Woltjen is the President and General Manager of Fairmount Pharmacy, Inc. Age 45. Director of Polonia Bank since 2006 and director of Polonia Bancorp and Polonia MHC since their formation.

As a successful business executive, Mr. Woltjen has a knowledgeable skill set that positions him well to continue to serve as a director of the Company.

The following directors have terms ending in 2013:

Dr. Eugene Andruczyk is the President of Clinical Research of Philadelphia, a medical research firm. Prior to January 2011, Mr. Andruczyk was a self-employed physician. Age 62. Director of Polonia Bank since 1995 and director of Polonia Bancorp and Polonia MHC since their formation.

Mr. Andruczyk's career in the medical research field and as a self-employed physician provides the Company with organizational understanding and expertise. In addition, as an active member of the community, Mr. Andruczyk maintains contact with and is in touch with the local consumer environment.

Frank J. Byrne is the owner of a restaurant, Byrnes Tavern and Crabs, located in Philadelphia. Age 63. Director of Polonia Bank since 1995 and director of Polonia Bancorp and Polonia MHC since their formation.

Mr. Byrne brings significant business and management level experience from a setting outside of the financial services industry. In addition, through his business experience, Mr. Byrne has gained significant marketing knowledge, adding additional value to the board.

Executive Officers

The executive officers of Polonia Bancorp, who are also the executive officers of Polonia Bank, are elected annually by the Board of Directors and serve at the Board's discretion. The executive officers of the Company and the Bank are:

Name	Position
Anthony J. Szuszczewicz	Chairman, President and Chief Executive Officer
Paul D. Rutkowski	Chief Financial Officer and Corporate Secretary
Kenneth J. Maliszewski	Senior Vice President

Below is information regarding our executive officers who are not also directors. Unless otherwise stated, each executive officer has held his current position for at least the last five years. Ages presented are as of December 31, 2010.

Paul D. Rutkowski has served as Chief Financial Officer of Polonia Bank since 2005 and Corporate Secretary since 2006. Mr. Rutkowski served as Controller and Treasurer of Polonia Bank from 1992 to 2005. Mr. Rutkowski has served as Chief Financial Officer and Corporate Secretary of Polonia Bancorp and Polonia MHC since their formation. Age 51.

1992 to 2005. Mr. Rutkowski has served as Chief Financial Officer and Corporate Secretary of Polonia Bancorp and Polonia MHC since their formation. Age 51.

Kenneth J. Maliszewski has served as Senior Vice President of Polonia Bank since 2005. Mr. Maliszewski previously served as Vice President of Polonia Bank from 1993 to 2005. Mr. Maliszewski has served as Senior Vice President of Polonia Bancorp and Polonia MHC since their formation. Age 66.

Proposal 2 – Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed S.R. Snodgrass, A.C. to be the Company's independent registered public accounting firm for the 2011 fiscal year, subject to ratification by stockholders. A representative of S.R. Snodgrass, A.C. is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes represented at the annual meeting and entitled to vote, the Audit Committee of the Board of Directors will consider other independent registered public accounting firms.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of the independent registered public accounting firm.

Audit Fees

The following table sets forth the fees billed by S.R. Snodgrass, A.C. to the Company for the fiscal years ending December 31, 2010 and December 31, 2009.

	2010	2009
Audit Fees	$113,936	$90,881
Audit-Related Fees	–	–
Tax Fees[1]	14,535	13,198
All other fees	–	–

(1) Includes fees related to tax compliance, tax advice and tax planning.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended December 31, 2010, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

Executive Compensation

Summary Compensation Table

The following table provides information concerning total compensation earned or paid to the Chief Executive Officer and the two other most highly compensated executive officers of the Company who served as executive officers at December 31, 2010. These three officers are referred to as the "named executive officers" in this proxy statement.

Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*All Other Compensation ($)*	*Total ($)*
Anthony J. Szuszczewicz	2010	$277,500	$41,625	$172,314	$491,439
Chairman, President and Chief Executive Officer	2009	277,500	27,750	170,960	473,710
Paul D. Rutkowski	2010	$164,500	$24,675	$42,977	$232,152
Chief Financial Officer and Corporate Secretary	2009	164,500	16,450	40,505	221,455
Kenneth J. Maliszewski	2010	$164,500	$24,675	$50,222	$239,397
Senior Vice President	2009	164,500	16,450	40,832	221,782

(1) Individual items of all other compensation that exceeded $25,000 include a $88,611 contribution to Polonia Bank's non-qualified deferred compensation plan for the benefit of Mr. Szuszczewicz. All other compensation also includes club dues and automobile allowances.

Employment Agreements. The Bank and the Company are parties to three-year term employment agreements with Messrs. Szuszczewicz, Rutkowski and Maliszewski. On each anniversary of the date of the agreements, January 11, the respective Boards of Directors may extend the agreements for an additional year, unless the executive elects not to extend the term. As a result of extensions approved by the Boards of Directors, each executives' employment agreement currently has a term through January 11, 2014. The employment agreements provide that base salaries are reviewed on an annual basis. The 2011 base salaries for Messrs. Szuszczewicz, Rutkowski and Maliszewski are $277,500, $164,500 and $164,500, respectively. In addition, the agreements provide the executives with participation in discretionary bonuses or other incentive compensation provided to senior management, as well as participation in stock benefit plans and other fringe benefits applicable to executive personnel.

Under the terms of their employment agreements, each named executive officer is subject to a one-year non-compete if he terminates his employment for good reason (as defined in the agreement) or he is terminated without cause (as defined in the agreement).

See *"Potential Post-Termination Benefits"* for a discussion of the benefits and payments the named executive officers may receive under their employment agreements upon their separation of service from the Bank and the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information as of December 31, 2010 concerning unexercised options and stock awards that have not vested for each named executive officer.

Name	*Number of Securities Underlying Unexercised Options (#) Unexercisable*	*Number of Securities Underlying Unexercised Options (#) Exercisable*	*Option Exercise Price ($)*	*Option Expiration Date*	*Number of Shares or Units of Stock That Have Not Vested (#)(2)*	*Market Value of Shares or Units of Stock That Have Not Vested ($)(3)*
Anthony J. Szuszczewicz	16,200 (1)	24,300	$9.40	8/21/2017	6,480	$35,640
Paul D. Rutkowski	16,200(1)	24,300	$9.40	8/21/2017	6,480	$35,640
Kenneth J. Maliszewski	16,200(1)	24,300	$9.40	8/21/2017	6,480	$35,640

(1) These stock options vest at the rate of 20% per year commencing on August 21, 2008.
(2) These restricted stock grants vest at the rate of 20% per year commencing on August 21, 2008.
(3) Based upon the Company's closing stock price of $5.50 December 31, 2010.

Retirement Benefits

Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz. The Bank is a party to a supplemental executive retirement plan agreement with Mr. Szuszczewicz. The agreement was amended on December 16, 2008 to comply with Section 409A of the Internal Revenue Code and the regulations issued thereunder. The agreement provides that, following Mr. Szuszczewicz' retirement on or after age 62, or upon his termination due to disability, he will receive an annual retirement benefit in the form of a single life annuity, payable in annual installments, equal to 60% of his annual gross taxable income, as reported on Form W-2, for the last full year of his employment. The annual benefit will increase annually by the greater of 4% or the increase in the consumer price index, as published by the Department of Labor. Under the agreement, the Bank also agrees to provide post-retirement health insurance benefits for Mr. Szuszczewicz and his dependents on a basis substantially equivalent to the coverage provided by the Bank prior to his retirement.

If Mr. Szuszczewicz is terminated for cause, as defined in the agreement, or if he terminates employment voluntarily and subsequently accepts employment with another financial institution in the Philadelphia area without the Bank's consent, he will forfeit the supplemental retirement benefit. The Bank has entered into "grantor" trust agreements to hold assets the Bank may contribute for the purpose of making benefit payments under the supplemental executive retirement plan agreement with Mr. Szuszczewicz. Funds held in trust remain at all times subject to the claims of the Bank's creditors in the event of the Bank's insolvency.

Supplemental Executive Retirement Plan for Paul D. Rutkowski and Kenneth J. Maliszewski. The Bank sponsors a supplemental executive retirement plan that provides for the payment of supplemental retirement benefits to Messrs. Rutkowski and Maliszewski. The annual retirement benefit for each executive under the supplemental executive retirement plan is $50,000 per year, payable annually for 20 years following termination of employment. If the executive terminates employment prior to his normal retirement age (age 65), the annual benefit will commence upon the earlier of the date that is five years following the executive's termination date or the date the executive would have attained the normal retirement age. No benefits are payable under the supplemental executive retirement plan upon an executive's termination for cause (as defined in the plan).

Non-Qualified Deferred Compensation Plan. The Bank sponsors a non-qualified deferred compensation plan to assist certain employees designated by the Board as participants in maximizing their allowable deferrals under the 401(k) Plan. The Board has designated Messrs. Szuszczewicz, Rutkowski and Maliszewski as participants in the deferred compensation plan. Under the plan, participants must elect by December 31st of the preceding calendar year to defer a certain amount into the plan. Upon completion of the non-discrimination testing of the 401(k) Plan required by the Internal Revenue Code, the Bank determines the maximum amount of elective deferrals each participant could have made to the 401(k) Plan for the preceding year. The lesser of the additional amounts resulting from the non-discrimination testing or the employee's advance deferral amount is either paid to the participant by March 15th of the following plan year or contributed directly to the plan, in accordance with the participant's election. The Bank also has discretion to make additional contributions to the deferred compensation plan on behalf of participants. Participants are 100% vested in their elective deferrals to the deferred compensation plan; participants vest in the Bank's contributions at the rate of 20% per year, becoming fully vested after five years of participation in the plan. Participants are automatically 100% vested in the Bank's contributions if they terminate employment due to normal retirement. Participants elect at the time of deferral whether they will receive distributions in the form of a lump sum payment or monthly, quarterly or annual installments. If the participant fails to elect a form of payment, benefits will be automatically paid in annual installments over the life expectancy of the participant.

Supplemental Executive Retirement Plan. The Bank has implemented a supplemental executive retirement plan to provide for supplemental retirement benefits with respect to the ESOP. The plan provides participating executives with benefits otherwise limited by certain provisions of the Internal Revenue Code or the terms of the ESOP loan. Specifically, the plan provides a benefit to eligible officers (those designated by the Board of Directors of the Bank) that cannot be provided under the ESOP as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plan, but for the Internal Revenue Code limitations. The Bank has designated Mr. Szuszczewicz as a participant in the supplemental executive retirement plan. In the future, the Board of Directors may designate other officers as participants.

Split-Dollar Life Insurance Agreements. Polonia Bank sponsors a split-dollar life insurance agreements with Messrs. Rutkowski and Maliszewski to encourage the officers to continue to render high quality service to Polonia Bank in exchange for financial protection for their beneficiaries in the event of an officer's death. The death benefits provided under the split-dollar life insurance agreements are funded through bank-owned life insurance policies. Polonia Bank pays all of the life insurance premiums. See *"Potential Post-Termination Benefits"* for a description of the benefits provided under the agreements.

The Bank may utilize a grantor trust in connection with the supplemental executive retirement plan, in order to set aside funds that ultimately may be used to pay benefits under the plan. The assets of the grantor trust will remain subject to the claims of the Bank's general creditors in the event of insolvency, until paid to a participant according to the terms of the supplemental executive retirement plan.

Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. If any named executive officer is terminated for cause, he will receive his base salary through the date of termination and may retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

Payments Made Upon Termination without Cause or for Good Reason. If Polonia Bancorp or Polonia Bank terminates a named executive officer for reasons other than for cause, or if the named executive officer resigns after specified circumstances that would constitute constructive termination, the named executive officers (or, in the event of death, their beneficiaries) are entitled to a lump sum severance payment equal to the base salary payments due for the remaining term of the employment agreements, along with all contributions that would have been made on behalf of the executives during the remaining term of the agreements pursuant to any of Polonia Bancorp's or Polonia Bank's employee benefit plans. In addition, Polonia Bancorp or Polonia Bank would continue and/or pay for each executive's life, medical, disability and dental coverage for the remaining term of the employment agreement.

Pursuant to the supplemental retirement plan for Messrs. Rutkowski and Maliszewski, the annual retirement benefit for each executive under the supplemental executive retirement plan is $50,000 per year, payable annually for 20 years following termination of employment. If the executive terminates employment prior to his normal retirement age (age 65), the annual benefit will commence upon the earlier of the date that is five years following the executive's termination date or the date the executive would have attained the normal retirement age.

Participants under the Bank's non-qualified deferred compensation plan are automatically 100% vested in the Bank's contributions upon involuntary termination of employment other than for gross misconduct or dishonesty.

Payments Made Upon Disability. The employment agreements for the named executive officers provide that if they become disabled and their employment is terminated, they will be entitled to disability pay equal to 100% of their bi-weekly base salary in effect at the date of termination. They would continue to receive disability payments until the earlier of: (1) the date they return to full employment with us, (2) their death, (3) attainment of age 65, or (4) the date their employment agreements would have terminated had their employment not terminated because of disability. All disability payments would be reduced by the amount of any disability benefits payable under our disability plans. In addition, each named executive officer would continue to be covered to the greatest extent possible under all benefit plans in which they participated before their disability as if they were actively employed by us.

Pursuant to the supplemental retirement plan for Mr. Szuszczewicz, the agreement provides that, upon his termination due to disability, he will receive an annual retirement benefit in the form of a single life annuity, payable in annual installments, equal to 60% of his annual gross taxable income, as reported on Form W-2, for the last full year of his employment. The annual benefit will increase annually by the greater of 4% or the increase in the consumer price index, as published by the Department of Labor. Upon a termination due to disability, Mr. Szuszczewicz will receive the annual retirement benefit described above, offset by any amounts received under the Bank's long-term disability plan.

Participants in the Bank's non-qualified deferred compensation plan are automatically 100% vested in the Bank's contributions if they terminate employment due to disability.

Upon termination due to death or disability, outstanding stock options granted pursuant to our 2007 Equity Incentive Plan automatically vest and remain exercisable until the earlier of one year from the date of termination due to disability or the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon termination due to disability.

Payments Made Upon Death. The employment agreements for the named executive officers provide that they are entitled to receive the compensation due to them through the end of the month in which their death occurs.

Pursuant to the supplemental retirement plan for Mr. Szuszczewicz, upon his death, his spouse becomes entitled to a lump sum death benefit of $2.0 million, plus 40% of the proceeds of certain life insurance policies purchased by the Bank on his behalf, up to a maximum death benefit of $4.0 million.

Pursuant to the supplemental retirement plan for Messrs. Rutkowski and Maliszewski, if the executive dies after attaining the normal retirement age and while receiving annual retirement benefits under the plan, the remaining supplemental executive retirement plan benefit shall be payable in a lump sum payment to the executive's beneficiary. If the executive dies prior to normal retirement, no benefit is payable under the plan if the Bank maintains a life insurance arrangement on behalf of the executive at the time of his death. The Bank currently maintains such a life insurance arrangement on behalf of each executive.

The Bank has entered into split-dollar life insurance agreements with Messrs. Maliszewski and Rutkowski, pursuant to which the Bank has agreed to divide the death proceeds of certain life insurance policies owned by the Bank with their designated beneficiaries. The Bank pays all premiums on the policies, and the executives are required to execute a split-dollar endorsement for the life insurance policies purchased by the Bank. Upon the executive's termination of employment for any reason, the split-dollar agreement will automatically terminate. Upon the death of the executive while employed, the designated beneficiary receives a death benefit of $1.0 million. The Bank is the beneficiary of any remaining death proceeds from each life insurance policy following payment of the death benefit to the executive's beneficiary. The Bank maintains all rights of ownership over the life insurance policies, although the Bank may not sell or otherwise transfer a policy while the participant maintains an interest.

Pursuant to the Bank's non-qualified deferred compensation plan, if a participant dies prior to receiving the entire amount credited under the plan, the Bank will make the remaining payments to the participant's designated beneficiary. Upon the death of a beneficiary while receiving payments, the Bank will pay the balance in a lump sum to the beneficiary's estate.

Participants in the Bank's non-qualified deferred compensation plan are automatically 100% vested in the Bank's contributions if they terminate employment due to death.

Upon termination due to death, outstanding stock options granted pursuant to our 2007 Equity Incentive Plan automatically vest and remain exercisable until the earlier of one year from the date of death or the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon death. In addition, the rights to any vested benefits under a tax-qualified benefit plan are retained upon death.

Payments Made Upon a Change in Control. The employment agreements for the named executive officers provide that in the event of a change in control followed by voluntarily termination of employment (upon circumstances discussed in the agreement constituting a constructive termination) or involuntarily termination of employment for reasons other than cause, the executives receive a severance payment equal to 2.99 times the average of each executive's five preceding taxable years' annual compensation ("base amount"). For purposes of this calculation, annual compensation will include all taxable income plus any retirement contributions or benefits made or accrued on his behalf during the period. In addition, the named executive officers will also receive the contributions they would have received under our retirement programs for a period of thirty-six months, as well as health, life, dental and disability coverage for that same time period. Section 280G of the Internal Revenue Code provides that payments related to a change in control that equal or exceed three times the individual's "base amount" (defined as average annual taxable compensation over the five preceding calendar years) constitute "excess parachute payments." Individuals who receive excess parachute payments are subject to a 20% excise tax on the amount that exceeds the base amount, and the employer may not deduct such amounts. The executives' employment agreements provide that if the total value of the benefits provided and payments made to them in connection with a change in control, either under their employment agreements alone or together with other payments and benefits that they have the right to receive from the Company and the Bank, exceed three times their base amount ("280G Limit"), their severance payment under the employment agreement will be reduced or revised so that the aggregate payments do not exceed their 280G Limit.

Pursuant to the supplemental retirement plan for Messrs. Rutkowski and Maliszewski, upon a change in control (as defined in the plan), the executive will receive a lump sum payment equivalent to the normal retirement benefit. All benefits received under this plan count towards each executive's 280G Limit.

Under the terms of our ESOP, upon a change in control (as defined in the plan), the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under our ESOP are not categorized as parachute payments and, therefore, do not count towards each executive's 280G Limit.

In addition to providing for benefits lost under the ESOP as a result of limitations imposed by the Internal Revenue Code, the supplemental executive retirement plan also provides supplemental benefits to participants upon a change in control (as defined in the plan) before the complete scheduled repayment of the ESOP loan. Mr. Szuszczewicz is currently the only participant in the plan. The supplement benefit is equal to the benefit he would have received under our ESOP, had he remained employed throughout the term of the plan's acquisition loan, less the benefits actually provided under the ESOP on his behalf. All benefits received under this plan count towards Mr. Szuszczewicz's 280G Limit.

In the event of a change in control of Polonia Bancorp or Polonia Bank, outstanding stock options granted pursuant to our 2007 Equity Incentive Plan automatically vest and, if the option holder is terminated other than for cause within twelve months of the change in control, will remain exercisable until the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon a change in control. The value of the accelerated options and restricted stock grants count towards an executive's 280G Limit.

Other Information Relating to Directors and Executive Officers

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Polonia Bancorp common stock during the year ended December 31, 2010, except for two late Forms 4 filed by Messrs. Rutkowski and Maliszewski, respectively, related to tax withholding transactions.

Transactions with Related Persons

The Sarbanes-Oxley Act generally prohibits loans by the Bank to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Polonia Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. All existing loans or lines of credit that the Bank has directly or indirectly made to related person have been (1) made in the ordinary course of business, (2) made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and (3) did not involve more than the normal risk of collectibility or present other unfavorable features.

In accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of Polonia Bancorp's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the President and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

Submission of Business Proposals and Stockholder Nominations

The Company must receive proposals that stockholders seek to have included in the proxy statement for the Company's next annual meeting no later than December 24, 2011. If next year's annual meeting is held on a date more than 30 calendar days from May 17, 2012, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before a meeting of stockholders, a stockholder must deliver written notice of such nominations and/or proposals to the Corporate Secretary not less than 30 days before the date of the meeting; provided that if less than 40 days notice or prior public disclosure of the meeting is given or made to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made.

Stockholder Communications

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Stockholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Paul D. Rutkowski, Chief Financial Officer and Corporate Secretary, Polonia Bancorp, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania 19006. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit Committee. All other communications should be sent to the attention of the Chairperson of the Nominating and Governance Committee.

Miscellaneous

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

The Company's Annual Report to Stockholders has been mailed to all persons who were stockholders as of the close of business on March 31, 2011. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 0-52267

POLONIA BANCORP

(Name of small business issuer in its charter)

United States	**41-2224099**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania	**19006**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (215) 938-8800
Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.01 per share
(Title of class)

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this Chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant upon the closing price of such common equity as of last business day of most recently completed second fiscal quarter was $7,279,681. For purposes of this calculation, officers and directors of the Registrant are considered affiliates.

At April 12, 2011, the Registrant had 3,157,096 shares of $0.01 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	6
Item 1B.	Unresolved Staff Comments	17
Item 2.	Properties	17
Item 3.	Legal Proceedings	18
Item 4.	[Removed and Reserved]	18
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6.	Selected Financial Data	19
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	41
Item 8.	Financial Statements and Supplementary Data	41
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	41
Item 9A.	Controls and Procedures	41
Item 9B.	Other Information	41
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	42
Item 11.	Executive Compensation	42
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	42
Item 13.	Certain Relationships and Related Transactions, and Director Independence	43
Item 14.	Principal Accountant Fees and Services	43
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	44
Signatures.		

This report contains certain "forward-looking statements" within the meaning of the federal securities laws that are based on assumptions and may describe future plans, strategies and expectations of Polonia Bancorp (the "Company"), Polonia MHC and Polonia Bank (the "Bank"). These forward-looking statements are generally identified by terms such as "expects," "believes," "anticipates," "intends," "estimates," "projects" and similar expressions.

Management's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Polonia Bancorp and its subsidiaries include, but are not limited to, the following: interest rate trends; the general economic climate in the market area in which we operate, as well as nationwide; our ability to control costs and expenses; competitive products and pricing; loan delinquency rates and changes in federal and state legislation and regulation. Additional factors that may affect our results are discussed in this Annual Report on Form 10-K under "Item 1A – Risk Factors." These risks and uncertainties should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

PART I

ITEM 1. BUSINESS

General

Polonia Bancorp was organized as a federal corporation at the direction of Polonia Bank (the "Bank"), in connection with the reorganization of the Bank from the mutual form of organization to the mutual holding company form of organization. The reorganization was completed on January 11, 2007. As a result of the reorganization, Polonia Bancorp's business activities are the ownership of the outstanding capital stock of Polonia Bank and management of the investment of offering proceeds retained from the reorganization. Currently, Polonia Bancorp neither owns nor leases any property, but instead uses the premises, equipment and other property of Polonia Bank and pays appropriate rental fees, as required by applicable law and regulations. In the future, Polonia Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, or understandings, written or oral, to do so.

Polonia Bank was originally chartered in 1923 as a federally chartered savings and loan association under the name "Polonia Federal Savings and Loan Association." In 1996, Polonia Federal Savings and Loan Association changed its name to Polonia Bank.

The Company is headquartered in Huntingdon Valley and operates as a community-oriented financial institution dedicated to serving the financial services needs of consumers and businesses within our market areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using such funds to originate one- to four-family real estate and to a much lesser extent, multi-family and nonresidential real estate loans and home equity and consumer loans which we primarily hold for investment.

The Federal Deposit Insurance Corporation (the "FDIC"), through the Deposit Insurance Fund, insures the Bank's deposit accounts up to the applicable legal limits. The Bank is a member of the Federal Home Loan Bank ("FHLB") System.

Recent Acquisition

General. On December 10, 2010, Polonia Bank assumed certain of the deposits and acquired certain assets of Earthstar Bank, a state chartered bank headquartered in Southampton, Pennsylvania, from the Federal Deposit Insurance Corporation ("FDIC"), as receiver for Earthstar Bank, pursuant to the terms of the Purchase and Assumption Agreement – Whole Bank; All Deposits, dated December 10, 2010, by and among the FDIC, as receiver, Polonia Bank and the FDIC (the "Agreement").

We acquired approximately $67 million in assets, including approximately $42 million in loans (comprised primarily of single-family residential and home equity loans ("Single-Family Loans") and commercial business and commercial real estate loans ("Commercial Loans")), and approximately $8 million in investment securities. We also assumed approximately $90 million in deposits.

The deposits were acquired without a premium and certain loans were acquired at a discount to Earthstar Bank's historic book value, subject to customary adjustments. The terms of the Agreement provide for the FDIC to indemnify Polonia Bank against claims with respect to liabilities and assets of Earthstar Bank or any of its affiliates not assumed or otherwise purchased by Polonia Bank and with respect to certain other claims by third parties.

As a result of the transaction, Polonia Bank's Orthodox Street branch located at 2628 Orthodox Street, Philadelphia, Pennsylvania is expected to be consolidated into Earthstar Bank's Richmond Street branch located at 4800 Richmond Street, Philadelphia, Pennsylvania in May 2011. Also, Earthstar Bank's Southampton branch located at 376 Second Street Pike, Southampton, Pennsylvania is expected to be consolidated into Polonia Bank's main office location at 3993 Huntingdon Pike, Huntingdon Valley, Pennsylvania in May 2011. All of Earthstar Bank's banking offices have reopened as branches of Polonia Bank. It is expected that the physical branch locations of Earthstar Bank will be acquired by Polonia Bank.

Loss Sharing Arrangements. In connection with the transaction, we entered into loss sharing agreements with the FDIC that collectively cover all of the loans we are acquiring (referred to collectively as "covered loans"), except for approximately $1.3 million in consumer loans which are not subject to the loss sharing agreement. Certain other assets of Earthstar Bank were acquired by Polonia Bank that are not covered by loss sharing agreements with the FDIC. These assets include approximately $8 million of investment securities purchased at fair market value.

Pursuant to the terms of the loss sharing agreements, the FDIC's obligation to reimburse us for losses with respect to covered loans begins with the first dollar of loss incurred. The FDIC will reimburse us for 80% of losses with respect to covered loans. We will reimburse the FDIC for 80% of recoveries with respect to losses for which the FDIC paid us 80% reimbursement under the loss sharing agreements. The loss sharing agreements applicable to the Single-Family Loans provides for FDIC loss sharing and our reimbursement to the FDIC for ten years. The loss sharing agreement applicable to the Commercial Loans provides for FDIC loss sharing for five years and our reimbursement to the FDIC for eight years, in each case, on the same terms and conditions as described above.

The above reimbursable losses and recoveries are based on the book value of the relevant loans as determined by the FDIC as of the effective date of the transaction. The amount that we realize on these assets could differ materially from the carrying value that will be reflected in any financial statements, based upon the timing and amount of collections and recoveries on the covered assets in future periods. See *"Part I, Item 1A. Risk Factors—We are subject to certain risks in connection with our recent acquisition of Earthstar Bank."*

Market Areas

We are headquartered in Huntingdon Valley, Pennsylvania, which is located in the northwest suburban area of metropolitan Philadelphia and is situated between Montgomery and Bucks Counties. In addition to our main office, we operate from seven additional locations in Philadelphia County and one location in Bucks County. We generate deposits through our nine offices and conduct lending activities throughout the Greater Philadelphia metropolitan area, as well as in southeastern Pennsylvania and southern New Jersey. The Philadelphia metropolitan area is the fourth largest in the United States (based on United States Census data for 2004) with an estimated population of 5.7 million. The city of Philadelphia is the fifth most populous city in the United States and the largest in population and area in the Commonwealth of Pennsylvania.

The Greater Philadelphia metropolitan area's economy is heavily based upon manufacturing, refining, food and financial services. The city is home to many Fortune 500 companies, including cable television and internet provider Comcast; insurance companies CIGNA and Lincoln Financial Group; energy company Sunoco; food services company Aramark; paper and packaging company Crown Holdings Incorporated; diversified producer Rohm and Haas Company; the pharmaceutical company Glaxo SmithKline; the helicopter division of Boeing Co.; and automotive parts retailer Pep Boys. The city is also home to many universities and colleges.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market areas and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2010, which is the most recent date for which data is available from the FDIC, we held less than 1% of the deposits in the Philadelphia metropolitan area. In addition, banks owned by large bank holding companies such as PNC Financial Services Group, Inc., Wells Fargo & Company, TD Bank and Citizens Financial Group, Inc. also operate in our market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market areas, and, to a lesser extent, from other financial service providers such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks and other lenders to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our future growth.

Lending Activities

General. Our loan portfolio consists primarily of one- to four-family residential real estate loans. To a much lesser extent, our loan portfolio includes multi-family and nonresidential real estate loans, home equity loans and consumer loans. We originate loans primarily for investment purposes. Currently, we only offer fixed-rate mortgage products.

One- to Four-Family Residential Real Estate Loans. Our primary lending activity is the origination of mortgage loans to enable borrowers to purchase or refinance existing homes. We offer fixed-rate mortgage loans with terms up to 30 years. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We generally do not make conventional loans with loan-to-value ratios exceeding 95% at the time the loan is originated. Conventional loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance or additional collateral. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. All borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone, before closing the loan. Generally, all loans are subject to the same stringent underwriting standards with the intention to hold in portfolio. Management occasionally sells loans to (1) limit the Bank's exposure to a single borrower or (2) in specific circumstances to manage the interest rate risk. All loans subject to sale are identified at the time of origination.

Multi-Family and Nonresidential Real Estate Loans. On a limited basis, we offer fixed-rate mortgage loans secured by multi-family and nonresidential real estate. Our multi-family and nonresidential real estate loans are generally secured by apartment buildings, small office buildings and owner-occupied properties. In addition to originating these loans, we also participate in loans with other financial institutions located primarily in the Commonwealth of Pennsylvania. Such participations include adjustable-rate mortgage loans originated by other institutions.

We originate fixed-rate multi-family and nonresidential real estate loans with terms up to 30 years. These loans are secured by first mortgages, and amounts generally do not exceed 80% of the property's appraised value at the time the loan is originated.

Home Equity Loans and Lines of Credit. We currently offer home equity loans with fixed interest rates for terms up to 15 years and maximum combined loan to value ratios of 80%. We offer loans with adjustable interest rates tied to a market index in our market area.

Consumer Loans. We currently offer consumer loans in the form of loans secured by savings accounts or time deposits and secured personal loans.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

We offer consumer loans secured by deposit accounts with fixed interest rates and terms up to five years.

Loan Underwriting Risks

Multi-Family and Nonresidential Real Estate Loans. Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family and nonresidential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we generally require borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and nonresidential real estate loans. In reaching a decision on whether to make a multi-family and nonresidential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x. Environmental surveys are obtained when circumstances suggest the possibility of the presence of hazardous materials.

We underwrite all loan participations to our own underwriting standards. In addition, we also consider the financial strength and reputation of the lead lender. To monitor cash flows on loan participations, we require the lead lender to provide annual financial statements for the borrower. We also conduct an annual internal loan review for all loan participations.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. We advertise in newspapers that are widely circulated in Montgomery, Bucks and Philadelphia Counties. Accordingly, when our rates are competitive, we attract loans from throughout Montgomery, Bucks and Philadelphia Counties. We occasionally purchase loans and participation interests in loans. Generally, all loans are subject to the same stringent underwriting standards with the intention to hold in portfolio. Management occasionally sells loans to (1) limit the Bank's exposure to a single borrower or (2) in specific circumstances to manage the interest rate risk. All loans subject to sale are identified at the time of origination.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. A loan committee consisting of officers of Polonia Bank has authority to approve all conforming one- to four-family loans and education loans. Designated loan officers have the authority to approve savings account loans. All other loans, generally consisting of non-conforming one- to four-family loans, jumbo loans, commercial real estate and employee loans must be approved by the board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities generally is limited, by regulation, to 15% of our stated capital and reserves. At December 31, 2010, our general regulatory limit on loans to one borrower was $4.1 million. At that date, our largest lending relationship was $2.0 million and was secured by two one- to four-family properties. These loans were performing in accordance with their original terms at December 31, 2010.

Loan Commitments. We issue commitments for fixed-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our mortgage loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and municipal governments, mortgage-backed securities, deposits at the FHLB of Pittsburgh and time deposits of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in mutual funds. We also are required to maintain an investment in FHLB of Pittsburgh stock. While we have the authority under applicable law to invest in derivative securities, our investment policy does not permit this investment. We had no investments in derivative securities at December 31, 2010.

At December 31, 2010 our investment portfolio totaled $53.5 million and consisted primarily of mortgage-backed securities.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy and appointment of the Asset/Liability and Investment Committee. Individual investment transactions are reviewed and ratified by our board of directors monthly.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of the Commonwealth of Pennsylvania. Deposits are attracted, by advertising and through our website, from within our market areas through the offering of a broad selection of deposit instruments, including non-interest-bearing demand accounts (such as checking accounts), interest-bearing accounts (such as NOW and money market accounts), regular savings accounts and time deposits. Generally, we do not utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates and to be in the middle to high-end of the market for rates on all types of deposit products.

Borrowings. We utilize advances from the FHLB of Pittsburgh to supplement our supply of funds for lending and investment. The FHLB functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness.

Personnel

As of December 31, 2010, we had 60 full-time employees and 7 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

Polonia Bank has two wholly-owned subsidiaries, Polonia Bank Mutual Holding Company ("PBMHC"), a Delaware corporation, and Community Abstract Agency LLC, a Pennsylvania limited liability company. PBMHC was formed in 1997 to hold certain assets and conduct certain investment activities of Polonia Bank. Community Abstract Agency LLC was formed in 1999 to provide title insurance services.

ITEM 1A. RISK FACTORS

A continuation or worsening of economic conditions could result in increases in the Bank's level of nonperforming loans and/or reduce demand for its products and services, which would lead to lower revenue, high loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, real estate values, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally and in our market area in particular. The national economy has recently experienced a recession, with rising unemployment levels, declines in real estate values and an erosion in consumer confidence. Dramatic declines in the U.S. housing market over the past few years, with falling home prices and increasing foreclosures, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. Our local economy has experienced similar economic conditions, although the deterioration may not be as severe as the national economy overall. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Nearly all of our loans are secured by real estate or made to businesses in the counties in which we have offices in Pennsylvania. As a result of this concentration, a prolonged or more severe downturn in the local economy could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would hurt our earnings. The economic downturn could also result in reduced demand for credit, which would hurt our revenues.

If we conclude that the decline in value of any of our investment securities is other than temporary, we are required to write down the value of that security through a charge to earnings.

We review our investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the decline is other than temporary. If we conclude that the decline is other than temporary, we are required to write down the value of that security through a charge to earnings. As of December 31, 2010, our investment portfolio included securities with a book value of $52.6 million and an estimated fair value of $53.4 million. Changes in the expected cash flows of these securities and/or prolonged price declines may result in our concluding in future periods that the impairment of these securities is other than temporary, which would require a charge to earnings to write down these securities to their fair value. Any charges for other-than-temporary impairment would not impact cash flow, tangible capital or liquidity.

Recently enacted regulatory reform may have a material impact on the Company's operations.

On July 21, 2010, the President signed into law the Dodd-Frank Act. The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision, which currently regulates the Bank, will be merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies, including the Company, will be regulated by the Board of Governors of the Federal Reserve System. Also included is the creation of a new federal agency to administer consumer protection and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions will be reduced as well and State Attorneys General will have greater authority to bring a suit against a federally chartered institution, such as the Bank, for violations of certain state and federal consumer protection laws. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company and invest the proceeds from such borrowings as capital in the Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies recently have begun to take stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses as a result of the current economic crisis. The actions include the entering into of written agreements and cease and desist orders that place certain limitations on their operations. Federal bank regulators recently have also been using with more frequency their ability to impose individual minimal capital requirements on banks, which requirements may be higher than those imposed under the Dodd-Frank Act or which would otherwise qualify the bank as being "well capitalized" under the FDIC's prompt corrective action regulations. If the Company or the Bank were to become subject to a supervisory agreement or higher individual capital requirements, such action may have a negative impact on their ability to execute their business plans, as well as their ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in their operations.

Higher FDIC deposit insurance premiums and assessments will adversely affect our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $103,000. In lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $1,019,000. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

Fluctuations in interest rates may hurt our earnings and asset value.

Like other financial institutions, the Company is subject to interest rate risk. The Company's primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in the general level of interest rates can affect the Company's net interest income by affecting the difference between the weighted-average yield earned on the Company's interest-earning assets and the weighted-average rate paid on the Company's interest-bearing liabilities, or interest rate spread and the average life of the Company's interest-earning assets and interest-bearing liabilities. Changes in interest rates also can affect: (1) the ability to originate loans; (2) the value of the Company's interest-earning assets and the Company's ability to realize gains from the sale of such assets; and (3) the ability to obtain and retain deposits in competition with other available investment alternatives. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond the Company's control. Although the Company believes that the estimated maturities of its interest-earning assets currently are well balanced in relation to the estimated maturities of its interest-bearing liabilities, there can be no assurance that the Company's profitability would not be adversely affected during any period of changes in interest rates.

Our cost of operations is high relative to our assets. Our failure to maintain or reduce our operating expenses could hurt our profits.

Our operating expenses, which consist primarily of salaries and employee benefits, occupancy, furniture and equipment expense, professional fees, federal deposit insurance premiums, data processing expense and expenses related to the management and operation of a subsidiary established to dispose of foreclosed property, totaled $7.6 million and $6.6 million for the years ended December 31, 2010 and 2009, respectively. Our ratio of non-interest expense to average total assets was 3.48% and 2.96% for the years ended December 31, 2010 and 2009, respectively. Our efficiency ratio totaled 62.26% for 2010 compared to 91.72% for 2009. The increase in expenses during 2010 was primarily due to higher other operating expense and higher compensation and employee benefits expense. The failure to reduce our expenses could hurt our profits.

A significant percentage of our assets are invested in securities which typically have a lower yield than our loan portfolio.

Our results of operations are substantially dependent on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. At December 31, 2010, 17.9% of our assets were invested in investment and mortgage-backed securities. These investments yield substantially less than the loans we hold in our portfolio. While we have recently restructured our investment portfolio to increase our investment in higher yielding securities and, depending on market conditions, intend to invest a greater proportion of our assets in loans with the goal of increasing our net interest income, there can be no assurance that we will be able to increase the origination or purchase of loans acceptable to us or that we will be able to successfully implement this strategy.

Strong competition within our market areas could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2010, we held less than 1.0% of the deposits in the Philadelphia metropolitan area. Competition also makes it more difficult to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market areas. For more information about our market areas and the competition we face, see *"Our Business – Market Areas"* and *"Our Business – Competition."*

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the OTS, our primary federal regulator, and by the FDIC, as insurer of our deposits. Polonia MHC, Polonia Bancorp and Polonia Bank are all subject to regulation and supervision by the OTS. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Polonia Bank rather than for holders of Polonia Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

We are subject to certain risks in connection with our recent acquisition of Earthstar Bank.

Our recent acquisition of certain assets and liabilities of Earthstar Bank in an FDIC-assisted transaction involves a number of risks and challenges, including:

- Our ability to integrate the branches and operations we acquired into our current operations;
- Our ability to limit the outflow of deposits held by our new customers in the acquired branches and to successfully retain and manage the loans we acquired;
- Our ability to retain and attract the appropriate personnel to staff the acquired branches and conduct any acquired operations;
- Our ability to earn acceptable levels of interest and non-interest income from the acquired branches;
- The diversion of management's attention from existing operations; and
- Our ability to address an increase in working capital requirements.

Additionally, no assurance can be given that the operation of the acquired branches would not adversely affect our existing profitability or that we would be able to manage any growth resulting from the transaction effectively.

Any of these factors, among others, could adversely affect our ability to achieve the anticipated benefits of the Earthstar acquisition and could adversely affect our earnings and financial condition, perhaps materially.

The acquisition of assets and liabilities of financial institutions in FDIC-sponsored or assisted transactions involves risks similar to those faced when acquiring existing financial institutions, even though the FDIC might provide assistance to mitigate certain risks, e.g., by entering into loss sharing arrangements. However, because such acquisitions are structured in a manner that does not allow the time normally associated with evaluating and preparing for the integration of an acquired institution, we face the additional risk that the anticipated benefits of such an acquisition may not be realized fully or at all, or within the time period expected.

Polonia MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

Polonia MHC owns a majority of Polonia Bancorp's common stock and, through its board of directors, is able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage Polonia Bancorp and Polonia Bank also manage Polonia MHC. As a federally chartered mutual holding company, the board of directors of Polonia MHC must ensure that the interests of depositors of Polonia Bank are represented and considered in matters put to a vote of stockholders of Polonia Bancorp. Therefore, the votes cast by Polonia MHC may not be in your personal best interests as a stockholder. For example, Polonia MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Polonia Bancorp. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Polonia MHC since such transactions also require, under federal corporate law, the approval of at least two-thirds of all outstanding voting stock which can only be achieved if Polonia MHC voted to approve such transactions. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since, on a fully converted basis most full stock institutions tend to trade at higher multiples than mutual holding companies. Stockholders could, however, prevent a second step conversion or the implementation of equity incentive plans as under current Office of Thrift Supervision regulations and policies, such matters also require the separate approval of the stockholders other than Polonia MHC.

Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of Polonia Bancorp, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. The possibility of a remutualization transaction has resulted in a degree of takeover speculation for mutual holding companies that is reflected in the per share price of mutual holding companies' common stock. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected.

Anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.

Polonia Bancorp's charter provides that, for a period of five years from the date of the reorganization, no person, other than Polonia MHC, may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Polonia Bancorp. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered "excess shares" and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These factors make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

Regulation and Supervision

General

As a federal mutual holding company, Polonia MHC is required by federal law to report to, and otherwise comply with the rules and regulations of, the OTS. Polonia Bancorp, as a federally chartered corporation, is also subject to reporting to and regulation by the OTS. Polonia Bank, as an insured federal savings association, is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. Polonia Bank is a member of the FHLB System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the FDIC. Polonia Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings associations. The OTS and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on Polonia MHC, Polonia Bancorp and Polonia Bank and their operations. Certain regulatory requirements applicable to Polonia MHC, Polonia Bancorp and Polonia Bank are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings associations and their holding companies set forth below and elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on Polonia MHC, Polonia Bancorp and Polonia Bank and is qualified in its entirety by reference to the actual statutes and regulations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the 'Dodd-Frank Act') made extensive changes in the regulation of federal savings banks such as the Bank. Under the Dodd-Frank Act, the Office of Thrift Supervision will be eliminated. Responsibility for the supervision and regulation of federal savings banks will be transferred to the Office of the Comptroller of the Currency, which is the agency that is currently primarily responsible for the regulation and supervision of national banks. The Office of the Comptroller of the Currency will assume responsibility for implementing and enforcing many of the laws and regulations applicable to federal savings banks. The transfer of regulatory functions will take place over a transition period of up to one year from the enactment date of July 21, 2010 (subject to a possible six month extension). Over the same transition period, responsibility for the regulation and supervision of savings and loan holding companies, such as Polonia MHC and Polonia Bancorp will be transferred to the Federal Reserve Board, which currently supervises bank holding companies. Additionally, the Dodd-Frank Act creates a new Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau will assume responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations, a function currently assigned to prudential regulators, and will have authority to impose new requirements. However, institutions of less than $10 billion in assets, such as Polonia Bank, will continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the primary enforcement authority of, their prudential regulatory rather than the Consumer Financial Protection Bureau.

Holding Company Regulation

General. Polonia MHC and Polonia Bancorp are savings and loan holding companies within the meaning of federal law. As such, Polonia MHC and Polonia Bancorp are registered with the OTS and are subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over Polonia MHC and Polonia Bancorp and their non-savings association subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to Polonia Bank.

The Dodd-Frank Act regulatory restructuring transfers to the Federal Reserve Board the responsibility for regulating and supervising savings and loan holding companies.

Activities Restrictions Applicable to Mutual Holding Companies. Pursuant to federal law and OTS regulations, a mutual holding company, such as Polonia MHC, may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company, one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act, unless the OTS, by regulation, prohibits or limits any such activity for savings and loan holding companies; (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; or (C) that is permissible for a financial holding company provided that the mutual holding company meets the qualitative criteria required for a bank holding company to be a financial holding company and conducts the activity in accordance with the requirements that would apply to a financial holding company's conduct of the activity; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the OTS.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or savings and loan holding company thereof, without prior written approval of the OTS from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings associations, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Federal regulations prescribe dividend restrictions on subsidiary savings associations. Polonia Bank must notify the OTS 30 days before declaring any dividend and comply with the additional restrictions described below. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Capital. Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. That will eliminate the inclusion of certain instruments, such as trust preferred securities, from tier 1 capital. Instruments issued by May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. There is a five year transition period from the July 21, 2010 date of enactment of the Dodd-Frank Act before the capital requirements will apply to savings and loan holding companies.

Source of Strength. The Dodd-Frank Act also extends the "source of strength" doctrine to savings and loan holding companies. The regulatory agencies must promulgate regulations implementing the "source of strength" policy that holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Waivers of Dividends. The Company must notify the OTS if it proposes to waive receipt of dividends from its stock subsidiary. The OTS reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to any such waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members. Recently, OTS has added the requirements that, in order to receive approval of a dividend waiver, the applicant must have at least $50,000 in liquid assets. The OTS will not consider the amount of dividends waived by the mutual holding company in determining an appropriate exchange ratio in the event of a full conversion to stock form.

The Dodd-Frank Act addressed the issue of dividend waivers in the context of the transfer of the supervision of savings and loan holding companies to the Federal Reserve Board. The Dodd-Frank Act specified that dividends may be waived if certain conditions are met, including that the Federal Reserve Board does not object after being given written notice of the dividend and proposed waiver. The Dodd-Frank Act indicates that the Federal Reserve Board may not object to such a waiver (i) if the mutual holding company involved has, prior to December 1, 2009, reorganized into a mutual holding company structure, engaged in a minority stock offering and waived dividends; (ii) the board of directors of the mutual holding company expressly determines that a waiver of the dividend is consistent with its fiduciary duties to members and (iii) the waiver would not be detrimental to the safe and sound operation of the savings association subsidiaries of the holding company. The Federal Reserve has not previously permitted dividend waivers by mutual bank holding companies and may object to dividend waivers involving mutual savings and loan holding companies, notwithstanding the referenced language in the Dodd-Frank Act. Polonia MHC has not previously waived dividends.

Stock Holding Company Subsidiary Regulation. The OTS has adopted regulations governing the two-tier mutual holding company form of organization and mid-tier stock holding companies that are controlled by mutual holding companies. We have adopted this form of organization, where Polonia Bancorp is the stock holding company subsidiary of Polonia MHC. Under the rules, Polonia Bancorp holds all the shares of Polonia Bank and issues the majority of its own shares to Polonia MHC. In addition, Polonia Bancorp is permitted to engage in activities that are permitted for Polonia MHC subject to the same terms and conditions. Finally, OTS regulations specify that Polonia Bancorp must be federally chartered for supervisory reasons.

Conversion to Stock Form. OTS regulations permit Polonia MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur and the Board of Directors has no present intention or plan to undertake a conversion transaction. In a conversion transaction, a new holding company would be formed as the successor to Polonia Bancorp, Polonia MHC's corporate existence would end and certain depositors in Polonia Bank would receive a right to subscribe for shares of a new holding company. In a conversion transaction, each share of common stock held by stockholders other than Polonia MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio designed to ensure that stockholders other than Polonia MHC own the same percentage of common stock in the new holding company as they owned in Polonia Bancorp immediately before conversion. The total number of shares held by stockholders other than Polonia MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of the Company. Under the Federal Change in Control Act, a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the Change in Control Act, the OTS generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Association Regulation

Business Activities. The activities of federal savings banks are governed by federal law and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, *e.g.*, commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

The Dodd-Frank Act authorizes the payment of interest on commercial checking accounts, effective July 21, 2011.

Capital Requirements. The OTS capital regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio; a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system); and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital, less certain specified deductions from total capital such as reciprocal holdings of depository institution capital, instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses, limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2010, Polonia Bank met each of its capital requirements.

The following table presents Polonia Bank's capital position at December 31, 2010.

	Capital		
	Actual	Required	Excess
	(Dollars in thousands)		
Tangible	$ 26,597	$ 5,962	$ 20,635
Tier 1 / Leverage	26,597	11,925	14,672
Tier 1 / Risk-based	26,597	6,037	20,560
Total / Risk-based	27,431	12,074	15,357

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings association that has a ratio of total capital to risk-weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings association that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings association that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings association is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in an amount of up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and undercapitalized institutions are subject to additional mandatory and discretionary restrictions.

Insurance of Deposit Accounts. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned and certain adjustments specified by FDIC regulations. Assessment rates currently range from seven to 77.5 basis points of assessable deposits. The FDIC may adjust the scale uniformly, except that no adjustment can deviate more than three basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Dodd-Frank Act requires the FDIC to amend its procedures to base assessments on total assets less tangible equity rather than deposits. On February 7, 2011, the Federal Deposit Insurance Corporation issued final rules, effective April 1, 2011, implementing changes to the assessment rules resulting from the Dodd-Frank Act. Initially, the base assessment rates will range from 2.5 to 45 basis points. The rate schedules will automatically adjust in the future when the Deposit Insurance Fund reaches certain milestones.

The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base), in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The FDIC provided for similar assessments during the final two quarters of 2009, if deemed necessary.

In lieu of further special assessments, however, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. That pre-payment, which included an assumed assessment base increase of 5%, was due December 30, 2009. The pre-payment was recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009 and each quarter thereafter, a charge to earnings is recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts. That coverage was made permanent by the Dodd-Frank Act. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest bearing transaction accounts would receive unlimited insurance coverage until June 30, 2010, subsequently extended to December 31, 2010, and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and December 31, 2009 would be guaranteed by the FDIC through June 30, 2012, or in some cases, December 31, 2012. The Bank opted to participate in the unlimited coverage for noninterest bearing transaction accounts and it, Polonia MHC and Polonia Bancorp also participated in the debt guarantee program. The Dodd-Frank Act adopted unlimited coverage for certain non-interest bearing transactions accounts for January 1, 2011 through December 31, 2012, with no opt out option.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC and the FDIC has recently exercised that discretion by establishing a long range fund ratio of 2%.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Polonia Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or regulatory condition imposed in writing. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings associations are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test. Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities but also defined to include education, credit card and small business loans) in at least 9 months out of each 12 month period. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings association that fails the qualified thrift lender test is subject to certain operating restrictions. The Dodd-Frank Act made noncompliance with the qualified thrift lender test potentially subject to agency enforcement action for a violation of law. As of December 31, 2010, Polonia Bank maintained 91.2% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Limitation on Capital Distributions. Federal regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like Polonia Bank, it is a subsidiary of a holding company. In the event Polonia Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of increased supervision, Polonia Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness in various areas such as internal controls and information systems, internal audit, loan documentation and credit underwriting, interest rate exposure, asset growth and quality, earnings and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings association fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Transactions with Related Parties. The Bank's authority to engage in transactions with "affiliates" (*e.g.*, any entity that controls or is under common control with an institution, including Polonia MHC, Polonia Bancorp and their other subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings association. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings association may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution like Polonia Bank to its executive officers and directors in compliance with federal banking laws. Under such laws, Polonia Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The laws limit both the individual and aggregate amount of loans that Polonia Bank may make to insiders based, in part, on Polonia Bank's capital level and requires that certain board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional restrictions based on the type of loan involved.

Enforcement. The OTS has primary enforcement responsibility over savings associations and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings association. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

The Office of the Comptroller of the Currency will assume the OTS' enforcement authority as to federal savings associations as part of the Dodd-Frank Act regulatory restructuring.

Assessments. Savings associations are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computer based upon the savings association's (including consolidated subsidiaries) total assets, condition and complexity of portfolio. The OTS assessments paid by the Bank for the fiscal year ended December 31, 2010 totaled $69,000.

The Office of the Comptroller of the Currency, which will succeed to the OTS' supervision of federal savings banks, similarly funds its operations through assessments on the institutions it regulates.

Federal Home Loan Bank System

Polonia Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. Polonia Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB. Polonia Bank was in compliance with this requirement with an investment in FHLB stock at December 31, 2010 of $3.5 million.

Federal Reserve System

The Federal Reserve Board regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). For 2010, the regulations generally provided that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio was assessed on net transaction accounts up to and including $55.2 million; a 10% reserve ratio was applied above $55.2 million. The first $10.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) were exempted from the reserve requirements. The amounts are adjusted annually and, for 2011, require a 3% ratio for up to $58.8 million and an exemption of $10.7 million. The Bank complies with the foregoing requirements.

Federal and State Taxation

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. For its 2010 year, Polonia Bancorp's maximum federal income tax rate was 34%.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $1.4 million of our accumulated bad debt reserves would not be recaptured into taxable income unless Polonia Bank makes a "non-dividend distribution" to Polonia Bancorp as described below.

Distributions. If Polonia Bank makes "non-dividend distributions" to Polonia Bancorp, the distributions will be considered to have been made from Polonia Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from Polonia Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Polonia Bank's taxable income. Non-dividend distributions include distributions in excess of Polonia Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock and distributions in partial or complete liquidation. Dividends paid out of Polonia Bank's current or accumulated earnings and profits will not be so included in Polonia Bank's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Polonia Bank makes a non-dividend distribution to Polonia Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Polonia Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Pennsylvania Taxation. Polonia Bancorp is subject to the Pennsylvania Corporate Net Income Tax, Capital Stock and Franchise Tax. The Corporation Net Income Tax rate for 2010 is 9.9% and is imposed on unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock and Franchise Tax is a property tax imposed on a corporation's capital stock value at a statutorily defined rate, such value being determined in accordance with a fixed formula based upon average net income and net worth. Polonia Bank is subject to tax under the Pennsylvania Mutual Thrift Institutions Tax Act, as amended to include thrift institutions having capital stock. Pursuant to the Mutual Thrift Institutions Tax, the tax rate is 11.5%. The Mutual Thrift Institutions Tax exempts Polonia Bank from other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The Mutual Thrift Institutions Tax is a tax upon net earnings, determined in accordance with generally accepted accounting principles with certain adjustments. The Mutual Thrift Institutions Tax, in computing income according to generally accepted accounting principles, allows for the deduction of interest earned on state and federal obligations, while disallowing a percentage of a thrift's interest expense deduction in the proportion of interest income on those securities to the overall interest income of Polonia Bank. Net operating losses, if any, thereafter can be carried forward three years for Mutual Thrift Institutions Tax purposes.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office and eight branch offices in Montgomery, Bucks and Philadelphia counties, Pennsylvania. We currently own all of our branch offices and of the three Earthstar Bank branches to continue as branches of Polonia Bank, we expect to own two and lease one.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens and contracts, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. [REMOVED AND RESERVED]

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of Polonia Bancorp is traded on the OTC Electronic Bulletin Board under the symbol "PBCP.OB."

	High	Low		High	Low
2010			**2009**		
First Quarter	$7.00	$4.80	First Quarter	$8.75	$7.50
Second Quarter	6.49	5.30	Second Quarter	7.95	7.50
Third Quarter	6.12	5.00	Third Quarter	7.50	6.10
Fourth Quarter	6.12	5.00	Fourth Quarter	7.75	3.20

As of April 12, 2011, there were approximately 184 holders of record of the Company's common stock.

Polonia Bancorp is not subject to OTS regulatory restrictions on the payment of dividends. However, Polonia Bancorp's ability to pay dividends may depend, in part, upon its receipt of dividends from Polonia Bank because Polonia Bancorp has no source of income other than earnings from the investment of the net proceeds from the offering that it retained. Payment of cash dividends on capital stock by a savings institution is limited by OTS regulations. Polonia Bank may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with its reorganization. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized.

As of December 31, 2010, Polonia Bancorp satisfied all prescribed capital requirements. Future dividend payments will depend on the Company's profitability, approval by its Board of Directors and prevailing OTS regulations. To date, we have not declared any cash dividends.

The Company did not repurchase any of its equity securities for the fourth quarter of 2010 and no shares were available for repurchase pursuant to publicly announced plans.

ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth selected financial and other data of the Company and, where indicated, the Bank for the periods and at the dates indicated.

	2010	2009	2008
	(Dollars in thousands, except per share data)		
Financial Condition Data:			
Total assets	$ 298,829	$ 218,071	$ 220,236
Securities available-for-sale	27,350	30,602	37,789
Securities held-to-maturity	26,128	13,780	-
Loans receivable, net	137,665	150,177	163,759
Covered loans	32,808	-	-
Cash and cash equivalents	54,005	8,427	4,671
Deposits	239,706	164,207	164,586
FHLB Advances – short-term	-	-	4,000
FHLB Advances – long-term	28,426	26,474	24,553
Stockholders' equity	27,260	23,845	23,604
Book value per common share	8.63	7.55	7.40
Operating Data:			
Interest income	$ 9,845	$ 10,707	$ 11,069
Interest expense	3,675	5,000	5,312
Net interest income	6,169	5,707	5,757
Provision for loan losses	(115)	252	85
Net interest income after provision for loan losses	6,285	5,455	5,672
Non-interest income	6,110	1,444	85
Non-interest expense	7,645	6,559	6,101
Income (Loss) before income taxes	4,750	340	(344)
Provision for income taxes	1,586	9	(98)
Net income (loss)	$ 3,164	$ 331	$ (246)
Basic and diluted earnings per share	1.04	0.11	(0.08)
Performance Ratios:			
Return on average assets	1.44 %	0.15 %	(0.12) %
Return on average equity	13.00	1.60	(1.04)
Interest rate spread (1)	2.84	2.55	2.63
Net interest margin (2)	3.01	2.74	2.89
Non-interest expense to average assets	3.48	2.96	2.89
Efficiency ratio (3)	62.26	91.72	104.43
Average interest-earning assets to average interest-bearing liabilities	109.42	107.95	109.76
Average equity to average assets	11.07	9.36	11.15
Capital Ratios (4):			
Tangible capital	8.92	9.34	9.06
Core capital	8.92	9.34	9.06
Total risk-based capital	18.18	19.78	18.73

	2010	2009	2008
Asset Quality Ratios (5):			
Allowance for loan losses as a percent of total loans	0.60 %	0.74 %	0.52 %
Allowance for loan losses as a percent of non-performing loans	81.56	40.66	117.70
Net charge-offs (recoveries) to average outstanding loans during the period	0.11	(0.01)	(0.03)
Non-performing loans as a percent of total loans	0.74	1.81	0.44
Other Data:			
Number of:			
Real estate loans outstanding	1,368	968	1,082
Deposit accounts	12,131	8,729	9,468
Full-service offices	9	5	5

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents non-interest expense divided by the sum of net interest income and non-interest income.
(4) Ratios are for Polonia Bank.
(5) Ratios exclude covered loans.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

FDIC-Assisted Acquisition. On December 10, 2010, the Bank acquired certain assets and assumed certain liabilities of Earthstar Bank ("Earthstar") from the FDIC, as Receiver of Earthstar. Earthstar operated four community banking branches within Chester and Philadelphia counties. The Bank's bid to purchase Earthstar included the purchase of certain Earthstar assets at a discount of $7.0 million in exchange for assuming certain Earthstar deposits and certain other liabilities. Based on the terms of this transaction, the FDIC paid the Company $30.5 million ($30.8 million less a settlement of approximately $324,000), resulting in a pre-tax gain of $4.6 million. No cash or other consideration was paid by the Bank. The Bank and the FDIC entered into loss sharing agreement regarding future losses incurred on loans existing at the acquisition date. Under the terms of the loss sharing agreement, the FDIC will reimburse the Bank for 80 percent of net losses on covered assets.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and securities, and interest expense, which is the interest that we pay on our deposits and FHLB borrowings. Other significant sources of pre-tax income are service charges on deposit accounts and other loan fees (including loan brokerage fees and late charges). In addition, we recognize income or losses from the sale of investments in years that we have such sales.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and value of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions, and other factors. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

Expenses. The non-interest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, marketing expenses and various other miscellaneous expenses.

Salaries and employee benefits consist primarily of: salaries and wages paid to our employees; payroll taxes; and expenses for health insurance and other employee benefits.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years.

Marketing expenses include expenses for advertisements, promotions, third-party marketing services and premium items.

Regulatory fees and deposit insurance premiums are primarily payments we make to the FDIC for insurance of our deposit accounts.

Other expenses include expenses for supplies, telephone and postage, data processing, contributions and donations, director and committee fees, insurance and surety bond premiums and other fees and expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses, deferred income taxes and other-than-temporary impairment of securities.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover probable incurred credit losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; the value of collateral; and the determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance on a quarterly basis and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see note 6 of the notes to the consolidated financial statements included in this annual report on Form 10-K.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed by United States Generally Accepted Accounting Principles (U.S. GAAP). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Other-Than-Temporary Impairment of Securities. U.S. GAAP requires companies to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary. Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to, the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its market value, management's intent and ability to hold the security for a period of time sufficient to allow for a recovery in market value and whether or not the Company intends to sell the security or whether it is more likely than not that the Company would be required to sell the security before its anticipated recovery in market value. Among the factors that are considered in determining management's intent and ability is a review of the Company's capital adequacy, interest rate risk position, and liquidity. The assessment of a security's ability to recover any decline in market value, the ability of the issuer to meet contractual obligations, and management's intent and ability requires considerable judgment. A decline in value that is considered to be other than temporary is recorded as a loss within noninterest income in the Consolidated Statement of Income.

Fair value of assets acquired and liabilities assumed pursuant to business combination transactions. Assets acquired and liabilities assumed in business combinations are recorded at estimated fair value on their purchase date. Purchased loans acquired in a business combination, including covered loans, are recorded at estimated fair value with no carryover of the related allowance for loan and lease losses. In determining the estimated fair value of purchased loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received.

The estimated fair value of the FDIC Indemnification asset is based on the net present value of expected future cash proceeds. The discount rates used are derived from current market rates and reflect the level of inherent risk in the assets. The expected cash flows are determined based on contractual terms, expected performance, default timing assumptions, property appraisals and other factors.

The fair values of investment securities acquired in business combinations are generally based on quoted market prices, broker quotes, comprehensive interest rate tables or pricing matrices or a combination thereof.

The fair value of assumed liabilities in business combinations on their date of purchase is generally the amount payable by the Company necessary to completely satisfy the assumed obligation.

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We primarily originate one- to four-family residential loans. To a much lesser extent, we originate multi-family and nonresidential real estate loans and home equity and consumer loans. At December 31, 2010, our ratio of loans to total assets was 57.1%.

In December 2010 through a transaction with the FDIC we purchased a pool of loans with preliminary principal balances totaling approximately $42.1 million. These loans consisted primarily of one-to four-family residential loans and to a lesser extent commercial real estate and consumer loans. At December 31, 2010 the book value of these loans was $34.1 million of which $32.8 million are covered by a loss sharing agreement with the FDIC. At December 31, 2010 the ratio of covered loans to total assets was 11.0%.

The largest segment of our loan portfolio is one- to four-family residential loans. At December 31, 2010, these loans totaled $119.1 million and represented 69.4% of total loans, compared to $131.6 million, or 86.8% of total loans, at December 31, 2009. The size of our one- to four-family residential loan portfolio decreased during the year ended December 31, 2010 due primarily to the sale of loans of $16.8 million and repayments.

Home equity loans totaled $2.9 million and represented 1.7% of total loans at December 31, 2010, compared to $3.4 million, or 2.2% of total loans at December 31, 2009. Home equity loans decreased $454,000 or 13.5% during the year ended December 31, 2010. Home equity lines of credit totaled $2.0 million and represented 1.2% of total loans at December 31, 2010 compared to $3.0 million or 2.0% of total loans at December 31, 2009.

Multi-family and commercial real estate loans totaled $10.3 million and represented 6.0% of total loans at December 31, 2010, compared to $10.2 million, or 6.7% of total loans, at December 31, 2009. Multi-family and commercial real estate loans increased $58,000, or 0.6%, during the year ended December 31, 2010. The increase in multi-family and commercial real estate loans in 2010 was primarily due to new loan originations.

Consumer loans totaled $4.5 million and represented 2.6% of total loans at December 31, 2010 compared to $3.3 million, or 2.2% of total loans at December 31, 2009. Consumer loans increased $1.2 million, or 35.1%, during the year ended December 31, 2010 primarily due to the purchase of $1.3 million in consumer loans from the FDIC in December 2010.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,									
	2010		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
One-to-four-family	$ 119,085	69.40 %	$ 131,571	86.84 %	$ 144,508	87.68 %	$ 120,774	87.42 %	$ 100,152	88.84 %
Multi-family and commercial real estate	10,272	5.99	10,214	6.74	12,020	7.29	9,803	7.09	5,212	4.62
Home equity loans	2,918	1.70	3,372	2.23	4,172	2.53	4,343	3.14	4,229	3.75
Home equity lines of credit	2,023	1.18	3,036	2.00	1,361	0.83	980	0.71	980	0.87
Total real estate loans:	$ 134,298	78.27	$ 148,193	97.81	$ 162,061	98.33	$ 135,900	98.36	$ 110,573	98.08
Consumer:										
Education	$ 3,179	1.85	$ 3,281	2.17	$ 2,690	1.63	$ 2,170	1.57	$ 2,137	1.90
Other consumer	1,300	0.76	33	0.02	60	0.04	90	0.07	28	0.02
Total consumer loans	4,479	2.61	3,314	2.19	2,750	1.67	2,260	1.64	2,165	1.92
Total loans excluding covered loans	138,777	80.88	151,507	100.00	164,811	100.00	138,160	100.00	112,738	100.00
Covered loans	32,808	19.12	-	0.00	-	0.00	-	0.00	-	0.00
Total loans	171,585	100.00 %	151,507	100.00 %	164,811	100.00 %	138,160	100.00 %	112,738	100.00 %
Net deferred loan fees	278		215		195		149		120	
Allowance for loan losses	834		1,115		857		731		695	
Loans, net	$ 170,473		$ 150,177		$ 163,759		$ 137,280		$ 111,923	

The following table sets forth certain information at December 31, 2010 regarding the dollar amount of loan principal repayments becoming due during the periods indicated, excluding loans covered by FDIC loss share agreements. The table does not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	One-to-Four-Family Real Estate Loans	Multi-Family and Commercial Real Estate Loans	Home Equity Loans and Lines of Credit	Consumer Loans	Total Loans
			(Dollars in thousands)		
Amounts due in:					
One year or less	$ 38	$ 194	$ 1,266	$ 1,217	$ 2,715
More than one to five years	2,436	963	197	953	4,549
More than five years	116,611	9,115	3,478	2,309	131,513
Total	$ 119,085	$ 10,272	$ 4,941	$ 4,479	$ 138,777

The following table sets forth the dollar amount of all loans at December 31, 2010 that are due after December 31, 2011, excluding loans covered by FDIC loss share agreements.

	Fixed Rate	Adjustable Rate
	(Dollars in thousands)	
Real Estate Loans:		
One-to-four-family	$ 119,047	$ -
Multi-family and commercial real estate	10,078	-
Home equity loans and lines of credit	1,651	2,024
Consumer Loans	3,262	-
Total	$ 134,038	$ 2,024

The following table shows loan origination, participation and purchase activity during the periods indicated.

	December 31, 2010	December 31, 2009	December 31, 2008
		(Dollars in thousands)	
Total loans at beginning of period	$ 151,507	$ 164,811	$ 138,160
Loans originated:			
Real estate loans:			
One-to-four-family	29,500	32,424	40,121
Multi-family and commercial real estate	1,992	840	710
Home equity loans and lines of credit	1,162	2,173	1,531
Consumer	185	830	903
Total loans originated	32,839	36,267	43,265
Loans purchased	34,493	3,980	2,966
Deduct:			
Real estate loan principal repayments	(30,019)	(28,679)	(13,742)
Loans sold	(16,752)	(24,872)	(5,838)
Loans transferred to REO	(483)	-	-
Total deductions	(47,254)	(53,551)	(19,580)
Net loan activity	20,078	(13,304)	26,651
Total loans at end of period	$ 171,585	$ 151,507	$ 164,811

Securities. Our securities portfolio consists primarily of mortgage-backed securities. The weighted average rate of our securities portfolio was 3.38% as of December 31, 2010 as compared to 4.37% as of December 31, 2009 and the weighted average maturity was 13 years as of December 31, 2010 and 2009. Investment securities available for sale decreased $3.3 million to $27.3 million from $30.6 million at December 31, 2009. The reason for the decrease was primarily due to the sale of $6.2 million in securities and the call of $8.8 million in securities, partially offset by the purchase of $9.3 million in securities. Investment securities held to maturity increased $12.3 million to $26.1 million from $13.8 million at December 31, 2009. The reason for the increase was primarily due to the purchase of $16.7 million in held to maturity securities. The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At December 31,					
	2010		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Securities available-for-sale:						
Fannie Mae	$ 7,558	$ 7,999	$ 13,163	$ 13,719	$ 23,870	$ 24,628
Freddie Mac	1,062	1,116	2,763	2,906	6,835	7,000
Government National Mortgage Association	1,054	1,179	1,339	1,447	1,628	1,688
Collateralized mortgage obligations – Government-sponsored entities	6,237	6,245	86	87	98	94
Total mortgage-backed securities	15,911	16,539	17,351	18,159	32,431	33,410
Corporate securities	10,551	10,802	12,370	12,425	4,346	4,374
Total debt securities	26,462	27,341	29,721	30,584	36,777	37,784
Equity securities – financial services	19	9	19	18	19	5
Total	$ 26,481	$ 27,350	$ 29,740	$ 30,602	$ 36,796	$ 37,789

	At December 31,					
	2010		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Securities held-to-maturity:						
Fannie Mae	$ 22,611	$ 22,563	$ 13,780	$ 13,641	$ -	$ -
Freddie Mac	3,516	3,512	-	-	-	-
Total mortgage-backed securities	$ 26,127	$ 26,075	$ 13,780	$ 13,641	$ -	$ -

At December 31, 2010, we had no investments in a single company or entity (other than U.S. Government-sponsored entity securities) that had an aggregate book value in excess of 10% of our equity at December 31, 2010.

The following table sets forth the stated maturities and weighted average yields of securities at December 31, 2010. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
					(Dollars in thousands)					
Securities available-for-sale:										
Fannie Mae	$ -	- %	$ 960	4.82 %	$ 3,035	5.18 %	$ 3,563	4.18 %	$ 7,558	4.66 %
Freddie Mac	-	-	-	-	328	4.97	734	3.94	1,062	4.26
Government National Mortgage Association	-	-	-	-	29	7.57	1,025	6.43	1,054	6.47
Collateralized mortgage obligations – Government-sponsored entities	-	-	573	1.96	622	4.69	5,042	3.36	6,237	3.35
Corporate securities	-	-	8,798	3.61	1,753	2.90	-	-	10,551	3.49
Equity securities – financial services	-	-	-	-	-	-	-	-	-	-
Total	$ -	- %	$ 10,331	3.63 %	$ 5,767	4.42 %	$ 10,364	3.97 %	$ 26,462	3.94 %

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
					(Dollars in thousands)					
Securities held-to-maturity:										
Fannie Mae	$ -	- %	$ -	- %	$ 9,282	2.65 %	$ 13,329	2.92 %	$ 22,611	2.81 %
Freddie Mac	-	- %	-	- %	3,516	2.79 %	-	- %	3,516	2.79 %
Total	$ -	- %	$ -	- %	$ 12,798	2.68 %	$ 13,329	2.92 %	$ 26,127	2.81 %

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing accounts, interest-bearing demand accounts, money market accounts, savings accounts and time deposits. These deposits are provided primarily by individuals who live or work within our market areas. We have not used brokered deposits as a source of funding. Deposits increased $75.5 million, or 46.0% for the year ended December 31, 2010 primarily as a result of the Earthstar acquisition.

The following table sets forth the balances of our deposit products at the dates indicated.

	At December 31,					
	2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Noninterest-bearing accounts	$ 8,806	3.68 %	$ 5,650	3.44 %	$ 3,986	2.42 %
Interest-bearing accounts	14,767	6.16	11,118	6.77	10,301	6.26
Money market	56,769	23.70	32,859	20.01	25,603	15.56
Savings accounts	29,523	12.32	29,088	17.71	34,346	20.87
Time deposits	129,840	54.14	85,492	52.07	90,350	54.89
Total	$ 239,706	100.00 %	$ 164,207	100.00 %	$ 164,586	100.00 %

The following table indicates the amount of jumbo time deposits by time remaining until maturity as of December 31, 2010. Jumbo time deposits require minimum deposits of $100,000.

Maturity Period	Time Deposits
	(Dollars in thousands)
3 Months or less	$ 12,358
Over 3 Through 6 Months	5,848
Over 6 Through 12 Months	12,055
Over 12 Months	10,127
Total	$ 40,388

The following table sets forth our time deposits classified by rates at the dates indicated.

	At December 31,		
	2010	2009	2008
	(Dollars in thousands)		
0.01 - 0.99%	$ 15,471	$ -	$ -
1.00 - 1.99%	71,934	32,383	-
2.00 - 3.99%	21,859	26,129	56,181
4.00 - 5.99%	20,576	26,980	34,095
6.00 - 7.99%	-	-	74
Total	$ 129,840	$ 85,492	$ 90,350

The following table sets forth the amount and maturities of time deposits classified by rates at December 31, 2010.

	Amount Due						
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Time Deposits
	(Dollars in thousands)						
0.01 - 0.99%	$ 14,841	$ 158	$ 8	$ -	$ 464	$ 15,471	11.92 %
1.00 - 1.99%	53,363	5,891	243	121	12,316	71,934	55.40
2.00 - 3.99%	10,398	2,376	3,697	1,476	3,912	21,859	16.84
4.00 - 5.99%	13,249	5,123	2,204	-	-	20,576	15.84
Total	$ 91,851	$ 13,548	$ 6,152	$ 1,597	$ 16,692	$ 129,840	100.00 %

The following table sets forth deposit activity for the periods indicated.

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Beginning balance	$ 164,207	$ 164,586	$ 163,217
Increase (decrease) before interest credited	(17,911)	(5,379)	(3,943)
Deposits acquired	90,577	-	-
Interest credited	2,833	5,000	5,312
Net increase (decrease) in deposits	75,499	(379)	1,369
Ending balance	$ 239,706	$ 164,207	$ 164,586

Borrowings. We utilize borrowings from the FHLB of Pittsburgh to supplement our supply of funds for loans and investments. Our FHLB borrowings are categorized as short-term borrowings and other borrowings. Short-term borrowings primarily consist of draws on "RepoPlus" line of credit advances. The RepoPlus line of credit carries an adjustable rate that is subject to annual renewal and incurs no service charges. All borrowings from the FHLB are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities and our investment in FHLB stock.

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period:			
FHLB Advances	$ 30,429	$ 26,474	$ 28,553
Average advances outstanding during the period:			
FHLB Advances	$ 28,757	$ 24,040	$ 20,084
Weighted average interest rate during the period:			
FHLB Advances	2.85 %	3.17 %	3.02 %
Balance outstanding at end of period:			
FHLB Advances	$ 28,426	$ 26,474	$ 28,553
Weighted average interest rate at end of period:			
FHLB Advances	2.80 %	2.97 %	2.81 %

FHLB advances long-term increased $1.9 million to $28.4 million at December 31, 2010, from $26.5 million at December 31, 2009, an increase of 7.4%. The $1.9 million increase in FHLB advances long-term was due to more attractive longer term funding opportunities available through the FHLB. The advances outstanding at December 31, 2010 mature in 2011 through 2018.

Stockholders' Equity. Stockholders' equity increased $3.4 million to $27.3 million at December 31, 2010, from $23.8 million at December 31, 2009. The increase in stockholders' equity was primarily related to the net gain recorded in relation to the assumption of certain deposits and the acquisition of certain assets of the former Earthstar Bank from the FDIC.

Comparison of Results of Operations for the Years Ended December 31, 2010 and 2009

Overview.

	Year Ended December 31,		
	2010	2009	% Change 2010 / 2009
	(Dollars in thousands)		
Net income	$ 3,164	$ 331	855.9 %
Return on average assets (1)	1.44 %	0.15 %	860.0
Return on average equity (2)	13.00	1.60	712.5
Average equity-to-assets ratio (3)	11.07	9.36	18.3

(1) Net income divided by average assets.
(2) Net income divided by average equity.
(3) Average equity divided by average total assets.

Net income of $3.2 million was reported for 2010 compared to net income of $331,000 in 2009 primarily due to the net gain realized in the assumption of certain deposits and the acquisition of certain assets of the former Earthstar Bank from the FDIC.

Net Interest Income. Net interest income for year ended December 31, 2010 increased $462,000 to $6.2 million, or 8.1%, from $5.7 million last year, primarily reflecting a lower average rate paid on time deposits and money market accounts offset somewhat by a lower average rate earned on loans and investment securities, as well as a decline in the average balance of loans.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

	Year Ended December 31,								
	2010			2009			2008		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Loans	$ 146,779	$ 8,251	5.62 %	$ 154,555	$ 8,772	5.68 %	$ 153,077	$ 8,908	5.82 %
Investment securities	43,357	1,584	3.65	40,535	1,926	4.75	39,310	2,014	5.12
Other interest-earning assets	14,746	9	0.06	13,482	9	0.07	6,624	147	2.22
Total interest-earning assets	204,882	9,844	4.80 %	208,572	10,707	5.13 %	199,011	11,069	5.56 %
Noninterest-earning assets:	15,950			14,002			13,122		
Allowance for Loan Losses	(936)			(1,035)			(787)		
Total assets	$ 219,896			$ 221,539			$ 211,346		
Liabilities and equity:									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 11,189	74	0.67 %	$ 10,776	77	0.71 %	$ 11,667	96	0.82 %
Money market deposits	34,233	353	1.03	34,173	582	1.70	26,949	818	3.04
Savings accounts	29,497	149	0.51	31,809	237	0.75	35,647	310	0.87
Time deposits	82,549	2,257	2.73	91,166	3,313	3.63	85,740	3,456	4.03
Total interest-bearing deposits	157,468	2,833	1.80 %	167,924	4,209	2.51 %	160,003	4,680	2.93 %
FHLB advances - short-term	-	-	-	77	1	1.30	2,074	51	2.46
FHLB advances - long-term	28,757	819	2.85	23,963	763	3.18	18,010	556	3.09
Advances by borrowers for taxes and insurance	1,022	23	2.25	1,254	27	2.15	1,230	25	2.03
Total interest-bearing liabilities	187,247	3,675	1.96 %	193,218	5,000	2.59 %	181,317	5,312	2.93 %
Noninterest-bearing liabilities:	8,308			7,583			6,457		
Total liabilities	195,555			200,801			187,774		
Stockholders' equity	24,341			20,738			23,572		
Total liabilities and stockholders' equity	$ 219,896			$ 221,539			$ 211,346		
Net interest income		$ 6,169			$ 5,707			$ 5,757	
Interest rate spread			2.84 %			2.55 %			2.63 %
Net yield on interest-bearing assets			3.01 %			2.74 %			2.89 %
Ratio of average interest-earning assets to average interest-bearing liabilities			109.42 %			107.95 %			109.76 %

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	For the Year Ended December 31, 2010 Compared to Year Ended December 31, 2009			For the Year Ended December 31, 2009 Compared to Year Ended December 31, 2008		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)					
Interest and dividend income:						
Loans receivable	$ (438)	$ (83)	$ (521)	$ 87	$ (223)	$ (136)
Investment securities	147	(489)	(342)	66	(154)	(88)
Other	-	-	-	(2,183)	2,045	(138)
Total interest-earning assets	$ (290)	$ (573)	$ (863)	$ (2,031)	$ 1,669	$ (362)
Interest expense:						
Interest-bearing demand deposits	$ 3	$ (6)	$ (3)	$ (7)	$ (12)	$ (19)
Money market accounts	1	(230)	(229)	370	(606)	(236)
Savings accounts	(16)	(72)	(88)	(31)	(42)	(73)
Certificates of deposit	(292)	(764)	(1,056)	258	(401)	(143)
Total deposits	(304)	(1,072)	(1,376)	590	(1,061)	(471)
FHLB Advances - short-term	(1)	(1)	(1)	(34)	(16)	(50)
FHLB Advances - long-term	119	(63)	56	189	18	207
Advances by borrowers for taxes and insurance	(5)	1	(4)	-	2	2
Total interest-bearing liabilities	$ (191)	$ (1,134)	$ (1,325)	$ 745	$ (1,057)	$ (312)
Change in net interest income	$ (99)	$ 561	$ 462	$ (2,776)	$ 2,726	$ (50)

Provision for Loan Losses. We recorded a credit provision for loan losses for the year ended December 31, 2010 of $115,000 as compared to a $252,000 provision for the year ended December 31, 2009. The decreased loan loss provision reflects management's estimate of the losses inherent in our total loan portfolio, the decrease in the balance of our loan portfolio and the decrease in non-accrual loans during the year. The provision during these periods reflects management's assessment of charge-off activity, decreased non-performing loans and increased loan delinquencies. We used the same methodology and generally similar assumptions in assessing the allowance for both periods. An analysis of the changes in the allowance for loan losses, non-performing loans and classified loans is presented under *"–Risk Management–Analysis of Non-Performing and Classified Assets"* and *"–Risk Management–Analysis and Determination of the Allowance for Loan Losses."*

Non-Interest Income. The following table shows the components of non-interest income for the year ended December 31, 2010 and 2009.

	Year Ended December 31,			
	2010		2009	
	(Dollars in thousands)			
Service fees on deposit accounts	$	86	$	92
Earnings on bank-owned life insurance		87		117
Investment securities gains, net		294		486
Gain on sale of loans		366		288
Rental income		288		290
Acquisition related gains		4,600		-
Other		389		171
Total	$	6,110	$	1,444

The $4.6 million increase in non-interest income for the year ended December 31, 2010 as compared to last year was primarily due to a gain on the assumption of certain deposits and acquisition of certain assets of the former Earthstar Bank from the FDIC, an increase of sale of loans of $78,000 to $366,000 from $288,000 and an increase of other income of $218,000 to $389,000 from $171,000 due to a credit enhancement fee of $200,000, partially offset by a decrease in gains on the sale of investment securities of $192,000 from $486,000 to $294,000 and a decrease in earnings on BOLI of $30,000 from $117,000 to $87,000.

Non-Interest Expense. The following table shows the components of non-interest expense.

	Year Ended December 31,			
	2010		2009	
	(Dollars in thousands)			
Compensation and employee benefits	$	3,656	$	3,503
Occupancy and equipment		1,030		1,013
Federal deposit insurance premiums		376		409
Data processing expense		287		269
Professional fees		354		331
Other		1,942		1,034
Total non-interest expense	$	7,645	$	6,559
Efficiency ratio		62.26 %		91.72 %

Total non-interest expense increased $1.1 million, or 16.6%, to $7.6 million for the year ended December 31, 2010 from the prior year. The increases in non-interest expenses for the year ended December 31, 2010 as compared to the prior year period were primarily the result a $908,000 increase in other non-interest expense, related primarily to a $847,000 expense on our investment in a subsidiary established to manage and dispose of foreclosed property, a $153,000 increase in compensation and employee benefits expense including the costs related to the hiring of more experienced branch management staff and costs associated with annual merit increases, higher professional fees, higher data processing expense and higher occupancy and equipment expense, partially offset by lower federal deposit insurance premiums expense.

Income Tax Expense. Income tax expense of $1.6 million was recorded for the year ended December 31, 2010 compared to $8,000 in 2009 reflecting the reporting of a $4.7 million pre-tax profit. Our effective tax rates for 2010 and 2009 were 33.4% and 2.5%, respectively.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we encounter are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our strategy also emphasizes the origination of one- to four-family mortgage loans, which typically have lower default rates than other types of loans and are secured by collateral that generally tends to appreciate in value.

When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a past due notice is generated and sent to the borrower and phone calls are made. If payment is not then received by the 30th day of delinquency, a further notification is sent to the borrower. If payment is not received by the 60th day of delinquency, a further notification is sent to the borrowers giving notice of possible foreclosure actions. If no successful workout can be achieved by the 90th day of delinquency, we will commence foreclosure proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 90 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management reports to the board of directors monthly regarding the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Analysis of Non-Performing and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be non-performing assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed assets until it is sold. When property is acquired, it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our non-performing assets at the dates indicated, excluding loans covered by FDIC loss share agreements. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

	At December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate loans:					
One-to-four-family	$ 749	$ 1,169	$ 705	$ 179	$ 181
Multi-family and commercial real estate	-	-	-	-	-
Home equity loans and lines of credit	47	1,532	-	-	-
Consumer	226	41	24	37	93
Total	1,022	2,742	729	216	274
Real estate owned	314	-	-	-	-
Total non-performing assets	$ 1,336	$ 2,742	$ 729	$ 216	$ 274
Total non-performing loans to total loans	0.74 %	1.81 %	0.44 %	0.16 %	0.24 %
Total non-performing loans to total assets	0.34 %	1.26 %	0.33 %	0.11 %	0.13 %
Total non-performing assets and troubled debt restructurings to total assets	0.34 %	1.26 %	0.33 %	0.11 %	0.13 %

Interest income that would have been recorded for the years ended December 31, 2010, 2009 and 2008 was $48,000, $86,000 and $28,000 had nonaccruing loans been current according to their original terms.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as special mention, substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we allocate an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Special mention assets	$ 2,775	$ 2,933	$ -
Substandard assets	1,623	2,742	729
Doubtful assets	-	-	-
Loss assets	-	-	-
Total classified assets	$ 4,398	$ 5,675	$ 729

Other than disclosed in the above tables, there are no other loans at December 31, 2010 that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated, excluding loans covered by FDIC loss share agreements.

	At December 31,					
	2010		2009		2008	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(Dollars in thousands)					
Real estate loans:						
One-to-four-family	$ 390	$ 742	$ 348	$ 31	$ 164	$ -
Multi-family and commercial real estate	21	-	-	-	-	-
Home equity loans and lines of credit	-	-	-	-	-	-
Consumer	70	26	75	7	59	4
Total	$ 481	$ 768	$ 423	$ 38	$ 223	$ 4

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific allowance on identified problem loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowance Required for Identified Problem Loans. We establish an allowance on certain identified problem loans where the loan balance exceeds the fair market value, when collection of the full amount outstanding becomes improbable and when an accurate estimate of the loss can be documented.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish a general allowance for loans that are not delinquent to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning percentages to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in existing general economic and business conditions affecting our primary lending areas and the national economy, staff lending experience, recent loss experience in particular segments of the portfolio, specific reserve and classified asset trends, delinquency trends and risk rating trends. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our allocating a portion of the allowance to the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At December 31, 2010, our allowance for loan losses represented 0.60% of total loans excluding covered loans and 81.56% of non-performing loans. At December 31, 2009, our allowance for loans losses represented 0.74% of total gross loans and 40.67% of non-performing loans. The allowance for loans losses decreased by $281,000 to $834,000 at December 31, 2010 from $1.1 million at December 31, 2009 as we recorded a credit provision for loan losses of $115,000, chargeoffs of $170,000 and recoveries of $4,000.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated, excluding loans covered by FDIC loss share agreements.

	At December 31,														
	2010			2009			2008			2007			2006		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)														
Real estate loans:															
One-to-four-family	$ 520	62.00 %	87.00 %	$ 516	46.00 %	87.00 %	$ 501	58.00 %	88.00 %	$ 443	60.00 %	87.00 %	$ 314	45.00 %	89.00 %
Multi-family and commercial real estate	274	33.00	7.00	283	25.00	7.00	316	37.00	7.00	250	34.00	7.00	344	50.00	5.00
Home equity loans and lines of credit	24	3.00	4.00	299	27.00	4.00	28	3.00	3.00	27	4.00	4.00	26	4.00	5.00
Consumer	16	2.00	2.00	17	2.00	2.00	13	2.00	2.00	11	2.00	2.00	11	1.00	1.00
Total allowance for loan losses	$ 834	100.00 %	100.00 %	$ 1,115	100.00 %	100.00 %	$ 858	100.00 %	100.00 %	$ 731	100.00 %	100.00 %	$ 695	100.00 %	100.00 %

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
	(Dollars in thousands)				
Allowance at beginning of period	$ 1,115	$ 858	$ 731	$ 695	$ 651
Provision for loan losses	(115)	252	85	31	58
Charge-offs:					
One-to-four-family	(170)	-	-	-	(19)
Multi-family and commercial real estate	-	-	-	-	-
Home equity loans and lines of credit	-	-	-	-	-
Consumer	-	-	-	-	-
Total	(170)	-	-	-	(19)
Recoveries:					
One-to-four-family	4	5	42	5	5
Multi-family and commercial real estate	-	-	-	-	-
Home equity loans and lines of credit	-	-	-	-	-
Consumer	-	-	-	-	-
Total	4	5	42	5	5
Net recoveries (charge-offs)	(166)	5	42	5	(14)
Allowance at end of period	$ 834	$ 1,115	$ 858	$ 731	$ 695
Allowance to non-performing loans (1)	82 %	41 %	118 %	338 %	254 %
Allowance to total loans outstanding at the end of the period (1)	0.60 %	0.74 %	0.52 %	0.53 %	0.62 %
Net charge-offs (recoveries) to average loans outstanding during the period (1)	0.11 %	(0.01) %	(0.01) %	(0.01) %	0.01 %

(1) Excludes loans covered by FDIC loss share agreements.

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: adjusting the maturities of borrowings; adjusting the investment portfolio mix and duration; and periodically selling fixed-rate mortgage loans and available-for-sale securities. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, which includes members of management and the board of directors, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 and 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 200 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.

The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2010, that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp") Change in Rates	Estimated Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change (bp)
	(Dollars in thousands)				
300	$ 27,710	$ (17,172)	(38.00) %	9.32 %	(469) %
200	34,207	(10,675)	(24.00)	11.20	(282)
100	40,313	(4,569)	(10.00)	12.86	(116)
50	42,869	(2,013)	(4.00)	13.52	(50)
0	44,882	-	-	14.02	-
(50)	46,348	1,466	3.00	14.37	35
(100)	48,156	3,274	7.00	14.81	79

The Office of Thrift Supervision uses various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future loan repayment activity.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the FHLB of Pittsburgh. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2010, cash and cash equivalents totaled $54.0 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $27.4 million at December 31, 2010. In addition, at December 31, 2010, we had the ability to borrow a total of approximately $110.8 million from the FHLB of Pittsburgh. On December 31, 2010, we had $28.4 million of borrowings outstanding. Future growth of our loan portfolio resulting from our expansion efforts may require us to borrow additional funds.

At December 31, 2010, we had $4.0 million in mortgage loan commitments outstanding and $9.6 million in unused lines of credit. Time deposits due within one year of December 31, 2010 totaled $91.9 million, or 70.7% of time deposits. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other time deposits and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the time deposits due on or before December 31, 2011. We believe, however, based on past experience that a significant portion of our time deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and FHLB advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competition and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2010, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulation and Supervision – Federal Savings Associations Regulation – Capital Requirements*" and note 14 of the notes to the consolidated financial statements.

We also manage our capital for maximum shareholder benefit. The capital from the offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations are expected to be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. We may use capital management tools such as cash dividends and common share repurchases. However, under OTS regulations, we are not allowed to repurchase any shares during the first year following our offering, except to fund the restricted stock awards under the equity incentive plan, unless extraordinary circumstances exist and we receive regulatory approval.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments. A presentation of our outstanding loan commitments at December 31, 2010 and their effect on our liquidity is presented at note 12 of the notes to the consolidated financial statements and under *"–Risk Management–Liquidity Management."*

For the years ended December 31, 2010 and December 31, 2009, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this annual report on Form 10-K have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable as the Company is a smaller reporting company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this item is included herein beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In addition, based on that evaluation, no changes in the Company's internal control over financial reporting occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting is incorporated herein by reference to the section captioned *"Management's Report on Internal Control Over Financial Reporting"* immediately preceding the Company's Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board of Directors

For information relating to the directors of the Company, the section captioned *"Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

Executive Officers

For information relating to the executive officers of the Company, the section captioned *"Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

For information regarding compliance with Section 16(a) of the Exchange Act, the cover page to this Annual Report on Form 10-K and the section captioned *"Section 16(a) Beneficial Ownership Compliance"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct. A copy of the Code of Ethics and Business Conduct is available, without charge, upon written request to Paul D. Rutkowski, Corporate Secretary, Polonia Bancorp, 3993 Huntingdon Pike, Suite 300, Huntingdon Valley, Pennsylvania 19006.

Audit Committee of the Board of Directors

For information regarding the audit committee and its composition and the audit committee financial expert, the section captioned *"Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

For information regarding executive compensation the sections entitled *"Executive Compensation"* and *"Directors' Compensation"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

(b) Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

(c) Changes in Control

Management of Polonia Bancorp knows of no arrangements, including any pledge by any person of securities of Polonia Bancorp, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) ***Securities Authorized for Issuance under Equity Compensation Plans***

The Company has adopted the Polonia Bancorp 2007 Equity Incentive Plan, which was approved by stockholders in July 2007. The following table sets forth certain information with respect to the Company's equity compensation plan as of December 31, 2010.

Plan category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	153,903	$ 9.40	-
Equity compensation plans not approved by security holders	-	-	-
Total	153,903	$ 9.40	-

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

For information regarding certain relationships and related transactions, the section captioned *"Transactions with Related Persons"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

Corporate Governance

For information regarding director independence, the section captioned *"Corporate Governance – Director Independence"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information regarding the principal accountant fees and expenses, the section captioned *"Proposal 2 – Ratification of Independent Registered Public Accounting Firm"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

2.1	Purchase and Assumption Agreement – Whole Bank; All Deposits, dated December 10, 2010, by and among the FDIC, as receiver, Polonia Bank and the FDIC
3.1	Charter of Polonia Bancorp (1)
3.2	Bylaws of Polonia Bancorp (4)
4.0	Stock Certificate of Polonia Bancorp (1)
10.1	Amended and Restated Polonia Bancorp Employment Agreement with Anthony J. Szuszczewicz (5)
10.2	Amended and Restated Polonia Bank Employment Agreement with Anthony J. Szuszczewicz (5)
10.3	Amended and Restated Polonia Bancorp Employment Agreement with Paul D. Rutkowski (5)
10.4	Amended and Restated Polonia Bank Employment Agreement with Paul D. Rutkowski (5)
10.5	Amended and Restated Polonia Bancorp Employment Agreement with Kenneth J. Maliszewski (5)
10.6	Amended and Restated Polonia Bank Employment Agreement with Kenneth J. Maliszewski (5)
10.7	Amended and Restated Polonia Bank Employee Severance Compensation Plan (5)
10.8	Amended and Restated Supplemental Executive Retirement Plan (5)
10.9	Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz (1)
10.10	Supplemental Executive Retirement Plan for Edward W. Lukiewski (1)
10.11	Non-Qualified Deferred Compensation Plan (1)
10.12	Supplemental Executive Retirement Plan for Paul D. Rutkowski (1)
10.13	Supplemental Executive Retirement Plan for Kenneth J. Maliszewski (1)
10.14	Split Dollar Life Insurance Agreement with Paul D. Rutkowski (2)
10.15	Split Dollar Life Insurance Agreement with Kenneth J. Maliszewski (2)
10.16	Polonia Bancorp 2007 Equity Incentive Plan (3)
10.17	Form of Amendment to the Supplemental Executive Retirement Plan Participation Agreement (5)
10.18	Amendment to the Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz (5)
10.19	Amendment to Polonia Bank Non-Qualified Deferred Compensation Plan (5)
21.0	Subsidiaries of the Registrant
23.1	Consent of S.R. Snodgrass, A.C.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certification

---

(1) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Registration Statement on Form SB-2, (File No. 333-135643) and any amendments thereto.

(2) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Current Report on Form 8-K, filed on January 25, 2007 (File No. 000-52267).

(3) Incorporated herein by reference to Appendix D in the definitive proxy statement filed with the SEC on June 12, 2007 (File No. 000-52267).

(4) Incorporated herein by reference to Exhibit 3.1 filed with the Securities and Exchange Commission on the Current Report on Form 8-K, filed on January 22, 2009 (File No. 000-52267).

(5) Incorporated herein by reference to the Exhibits on Form 10-K filed with the SEC on March 31, 2009 (File No. 000-52267).

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLONIA BANCORP

Date: April 15, 2011

By: /s/ Anthony J. Szuszczewicz
Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Anthony J. Szuszczewicz Anthony J. Szuszczewicz	Chairman, President and Chief Executive Officer (principal executive officer)	April 15, 2011
/s/ Paul D. Rutkowski Paul D. Rutkowski	Chief Financial Officer and Treasurer (principal accounting and financial officer)	April 15, 2011
/s/ Dr. Eugene Andruczyk Dr. Eugene Andruczyk	Director	April 15, 2011
/s/ Frank J. Byrne Frank J. Byrne	Director	April 15, 2011
/s/ Edward W. Lukiewski Edward W. Lukiewski	Director	April 15, 2011
/s/ Timothy O'Shaughnessy Timothy O'Shaughnessy	Director	April 15, 2011
/s/ Robert J. Woltjen Robert J. Woltjen	Director	April 15, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and of the preparation of our consolidated financial statements for external purposes in accordance with United States generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2010, using the criteria established in *Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission* ("COSO"). Based on this assessment, management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective based on the criteria.

This annual report does not include an attestation report of the Company's Independent Registered Public Accounting Firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's Independent Registered Public Accounting Firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

POLONIA BANCORP
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

	Page Number
Report of Independent Registered Public Accounting Firm	F – 1
Financial Statements	
Consolidated Balance Sheet	F – 2
Consolidated Statement of Income	F – 3
Consolidated Statement of Changes in Stockholders' Equity	F – 4
Consolidated Statement of Cash Flows	F – 5
Notes to the Consolidated Financial Statements	F - 6 – F - 38


SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Polonia Bancorp

We have audited the consolidated balance sheet of Polonia Bancorp (the "Company") and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polonia Bancorp and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
April 15, 2011

S.R. Snodgrass, A.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania 15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

POLONIA BANCORP
CONSOLIDATED BALANCE SHEET

	December 31, 2010	December 31, 2009
ASSETS		
Cash and due from banks	$ 2,426,126	$ 2,454,959
Interest-bearing deposits with other institutions	51,578,423	5,971,571
Cash and cash equivalents	54,004,549	8,426,530
Investment securities available for sale	27,350,263	30,601,587
Investment securities held to maturity (fair value $26,075,142 and $13,640,975)	26,127,630	13,780,267
Loans receivable (net of allowance for loan losses of $833,984 and $1,115,141)	137,665,300	150,177,130
Covered loans	32,808,086	-
Accrued interest receivable	1,073,223	930,336
Federal Home Loan Bank stock	3,465,600	2,279,200
Premises and equipment, net	4,571,178	4,760,680
Bank-owned life insurance	4,140,267	4,053,225
FDIC indemnification asset	5,397,192	-
Other assets	2,225,661	3,061,704
TOTAL ASSETS	$ 298,828,949	$ 218,070,659
LIABILITIES		
Deposits	$ 239,705,812	$ 164,207,245
FHLB advances - long-term	28,426,193	26,473,524
Advances by borrowers for taxes and insurance	1,005,753	1,280,863
Accrued interest payable	103,534	63,647
Other liabilities	2,328,096	2,200,421
TOTAL LIABILITIES	271,569,388	194,225,700
Commitments and contingencies (Note 12)	-	-
STOCKHOLDERS' EQUITY		
Preferred stock ($.01 par value; 1,000,000 shares authorized; none issued or outstanding)	-	-
Common stock ($.01 par value; 14,000,000 shares authorized; 3,306,250 shares issued)	33,063	33,063
Additional paid-in-capital	13,863,863	13,694,394
Retained earnings	15,001,215	11,837,420
Unallocated shares held by Employee Stock Ownership Plan ("ESOP") (95,043 and 103,684 shares)	(950,437)	(1,036,840)
Treasury stock (149,154 and 147,172 shares)	(1,262,141)	(1,251,735)
Accumulated other comprehensive income	573,998	568,657
TOTAL STOCKHOLDERS' EQUITY	27,259,561	23,844,959
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 298,828,949	$ 218,070,659

See accompanying notes to the consolidated financial statements.

POLONIA BANCORP
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2010	Year Ended December 31, 2009
INTEREST AND DIVIDEND INCOME		
Loans receivable	$ 8,250,705	$ 8,772,106
Investment securities	1,584,270	1,926,637
Interest-bearing deposits and other dividends	9,471	8,751
Total interest and dividend income	9,844,446	10,707,494
INTEREST EXPENSE		
Deposits	2,833,205	4,209,076
FHLB advances - short-term	-	396
FHLB advances - long-term	818,853	763,705
Advances by borrowers for taxes and insurance	22,909	27,057
Total interest expense	3,674,967	5,000,234
NET INTEREST INCOME BEFORE PROVISION FOR (RECOVERY OF) LOAN LOSSES	6,169,479	5,707,260
Provision for (recovery of) loan losses	(115,408)	252,489
NET INTEREST INCOME AFTER PROVISION FOR (RECOVERY OF) LOAN LOSSES	6,284,887	5,454,771
NONINTEREST INCOME		
Service fees on deposit accounts	86,311	92,211
Earnings on bank-owned life insurance	87,042	116,867
Investment securities gains, net	293,815	485,886
Gain on sale of loans	365,945	287,641
Rental income	287,847	290,173
Acquisition related gains	4,600,480	-
Other	388,998	171,117
Total noninterest income	6,110,438	1,443,895
NONINTEREST EXPENSE		
Compensation and employee benefits	3,655,662	3,503,238
Occupancy and equipment	1,030,236	1,012,502
Federal deposit insurance premiums	375,983	408,643
Data processing expense	286,901	269,026
Professional fees	354,478	331,296
Other	1,942,236	1,034,195
Total noninterest expense	7,645,496	6,558,900
Income before income tax expense	4,749,829	339,766
Income tax expense	1,586,034	8,424
NET INCOME	$ 3,163,795	$ 331,342
EARNINGS PER SHARE, BASIC AND DILUTED	$ 1.04	$ 0.11
Weighted-average common shares outstanding, basic and diluted	3,033,208	3,015,800

See accompanying notes to the consolidated financial statements.

POLONIA BANCORP
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Unallocated ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Income	Total	Comprehensive Income
Balance, December 31, 2008	3,306,250	$ 33,063	$ 13,515,680	$ 11,506,078	$ (1,123,243)	$ (983,145)	$ 655,248	$ 23,603,681	
Net income				331,342				331,342	$ 331,342
Other comprehensive loss:									
Unrealized loss on available-for-sale securities, net of reclassification adjustment, net of tax benefit of $44,607							(86,591)	(86,591)	(86,591)
Comprehensive income									$ 244,751
Purchase of treasury stock (31,982 shares)						(268,590)		(268,590)	
Stock options compensation expense			89,593					89,593	
Allocation of unearned ESOP shares			(26,612)		86,403			59,791	
Allocation of unearned restricted stock			115,733					115,733	
Balance, December 31, 2009	3,306,250	33,063	13,694,394	11,837,420	(1,036,840)	(1,251,735)	568,657	23,844,959	
Net income				3,163,795				3,163,795	$ 3,163,795
Other comprehensive income:									
Unrealized gain on available-for-sale securities, net of reclassification adjustment, net of taxes of $2,752							5,341	5,341	5,341
Comprehensive income									$ 3,169,136
Purchase of treasury stock (1,982 shares)						(10,406)		(10,406)	
Stock options compensation expense			89,593					89,593	
Allocation of unearned ESOP shares			(35,857)		86,403			50,546	
Allocation of unearned restricted stock			115,733					115,733	
Balance, December 31, 2010	3,306,250	$ 33,063	$ 13,863,863	$ 15,001,215	$ (950,437)	$ (1,262,141)	$ 573,998	$ 27,259,561	

Components of other comprehensive income (loss):	2010	2009
Changes in net unrealized gain on investment securities available for sale	$ 199,259	$ 234,094
Realized gains included in net income, net of taxes of $99,897 and $165,201, respectively	(193,918)	(320,685)
Total	$ 5,341	$ (86,591)

See accompanying notes to the consolidated financial statements.

POLONIA BANCORP
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2010	2009
OPERATING ACTIVITIES		
Net income	$ 3,163,795	$ 331,342
Adjustments to reconcile net income to net cash providec by (used for) operating activities:		
Provision for (recovery of) loan losse:	(115,408)	252,489
Depreciation, amortization, and accretion	484,976	256,772
Decrease (increase) in prepaid federal deposit insurance premiun	280,996	(1,019,486)
Investment securities gains, net	(293,815)	(485,886)
Proceeds from sale of loans	17,117,989	24,872,007
Net gain on sale of loans	(365,945)	(287,641)
Loans originated for sale	(16,752,044)	(24,584,366)
Earnings on bank-owned life insurance	(87,042)	(116,867)
Deferred federal income taxes	1,543,642	(137,322)
Increase in accrued interest receivable	(142,887)	(48,382)
Increase (decrease) in accrued interest payable	39,887	(220)
Compensation expense for stock options, ESOP, and restricted stock	255,872	265,117
Net gain on acquisition	(4,600,480)	-
Other, net	41,284	278,295
Net cash provided by (used for) operating activities	570,820	(424,148)
INVESTING ACTIVITIES		
Investment securities available for sale		
Proceeds from sales	6,483,428	9,786,536
Proceeds from principal repayments and maturities	12,929,518	13,863,947
Purchases	(9,251,651)	(29,924,517)
Investment securities held to maturity		
Proceeds from principal repayments and maturities	4,183,761	-
Purchases	(16,716,427)	-
Decrease in loans receivable, net	14,055,313	17,380,558
Loans purchased	-	(3,979,689)
Purchase of Federal Home Loan Bank stock	(54,600)	-
Redemptions of Federal Home Loan Bank stock	116,700	-
Purchase of premises and equipment	(104,598)	(86,991)
Net cash received from acquisition	46,776,710	-
Net cash provided by investing activities	58,418,154	7,039,844
FINANCING ACTIVITIES		
Decrease in deposits, net	(15,078,108)	(379,160)
Net decrease in FHLB advances - short-term	-	(4,000,000)
Repayment of FHLB advances - long-term	(2,047,331)	(1,079,825)
Proceeds of FHLB advances - long-term	4,000,000	3,000,000
Purchase of treasury stock	(10,406)	(268,590)
Decrease in advances by borrowers for taxes and insurance, net	(275,110)	(132,533)
Net cash used for financing activities	(13,410,955)	(2,860,108)
Increase in cash and cash equivalents	45,578,019	3,755,588
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,426,530	4,670,942
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 54,004,549	$ 8,426,530
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid:		
Interest	$ 3,635,080	$ 5,000,454
Income taxes	90,000	93,569
Acquisitions (for more information, refer to Note 3 FDIC - Assisted Acquisition)		
Non-cash assets acquired at fair value	$ 48,453,027	$ -
Liabilities assumed at fair value	(90,629,257)	-
Net liabilities assumed	$ (42,176,230)	$ -
Net cash and cash equivalents acquired	$ 46,776,710	$ -
Net gain recorded on acquisition	$ 4,600,480	$ -

See accompanying notes to the consolidated financial statements

POLONIA BANCORP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations and Basis of Presentation

Polonia Bancorp (the "Company") was organized as a federally chartered corporation at the direction of Polonia Bank (the "Bank") to become the mid-tier stock holding company for the Bank upon the completion of its reorganization into the mutual holding company form of organization. Pursuant to the Plan of Reorganization, the Bank converted to stock form with all of its stock owned by the Company.

The Bank was incorporated under Pennsylvania law in 1923. The Bank is a federally chartered savings bank located in Huntingdon Valley, Pennsylvania, whose principal sources of revenue emanate from its investment securities portfolio and its portfolio of residential real estate, commercial real estate, and consumer loans, as well as a variety of deposit services offered to its customers through five offices located in the Greater Philadelphia area. The Bank is subject to regulation by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC").

The consolidated financial statements include the accounts of the Bank and the Bank's wholly owned subsidiaries, Polonia Bank Mutual Holding Company ("PBMHC"), a Delaware investment company, and Community Abstract Agency, LLC ("CAA"). CAA provides title insurance on loans secured by real estate. All significant intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent Company's financial statements is carried at the parent Company's equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements

The accounting principles followed by the Company and the subsidiaries and the methods of applying these principles conform to U.S. generally accepted accounting principles and to general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the Consolidated Balance Sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method for debt securities and the average cost method for marketable equity securities. Interest and dividends on investment securities are recognized as income when earned.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities (Continued)

Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to, the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its market value, and whether or not the Company intends to sell the security or whether its more likely than not that the Company would be required to sell the security before its anticipated recovery in market value. A decline in value that is considered to be other than temporary is recorded as a loss within non-interest income in the Consolidated Statement of Income.

The Company is a member of the Federal Home Loan Bank System and holds stock in the Federal Home Loan Bank ("FHLB") of Pittsburgh. As a member, the Company maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one-twentieth of its outstanding FHLB borrowings, as calculated throughout the year. This equity security is accounted for at cost and classified separately on the Consolidated Balance Sheet. The stock is bought from and sold to the Federal Home Loan Bank based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for by management. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) The significance of the decline in net assets of the Federal Home Loan Bank as compared to the capital stock amount and the length of time this situation has persisted (b) Commitments by the Federal Home Loan Bank to make payments required by law or regulation and the level of such payments in relation to the operating performance (c) The impact of legislative and regulatory changes on the customer base of the Federal Home Loan Bank and (d) The liquidity position of the Federal Home Loan Bank.

While the Federal Home Loan Banks have been negatively impacted by the current economic conditions, the Federal Home Loan Bank of Pittsburgh has reported profits for 2009, remains in compliance with regulatory capital and liquidity requirements, continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2010 or 2009.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are stated at the principal amount outstanding less the allowance for loan losses and net of deferred loan origination fees and costs. Interest on loans is recognized as income when earned on the accrual method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans using the interest method.

Covered Loans

Loans comprise the majority of the assets acquired in the Company's FDIC-assisted acquisition during 2010. All such acquired loans, excluding $1.2 million of acquired consumer loans, are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on those loans ("covered loans").

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Covered Loans (Continued)

Purchased loans acquired in a business combination, including covered loans, are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. In determining the estimated fair value of purchased loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods and net present value of cash flows expected to be received. Purchased loans are accounted for in accordance with guidance for certain loans or debt securities acquired in a transfer when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the acquirer will not collect all contractually required principal and interest payments. In determining the acquisition date fair values of purchased loans, the Company calculates a non-accretable difference (the credit component of the purchased loans fair value adjustment) and an accretable difference (the yield component of the purchased loans fair value adjustment).

The difference between contractually required payments and the cash flows expected to be collected at acquisition is referred to as the nonaccretable difference. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows will result in a reversal of the provision for loan losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

The accretable difference on purchased loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans.

FDIC Indemnification Asset

In connection with the Company's FDIC-assisted acquisition, the Company has recorded an FDIC indemnification asset to reflect the loss-share arrangement provided by the FDIC. Since the indemnified items are covered loans, which are measured at fair value at the date of acquisition, the FDIC indemnification asset is also measured at fair value at the date of acquisition, and is calculated by discounting the cash flows expected to be received from the FDIC.

The FDIC indemnification asset is measured separately from the related covered assets because it is not contractually embedded in the assets and is not transferable if the assets are sold. The fair value of the FDIC indemnification asset is estimated using the present value of cash flows related to the loss share agreements based on the expected reimbursements for losses and the applicable loss share percentages. The Company will review and update the fair value of the asset prospectively as loss estimates related to covered loans change. Subsequent decreases in the amount expected to be collected result in a provision for loan losses, an increase in the allowance for loan losses, and a proportional adjustment to the FDIC indemnification asset for the estimated amount to be reimbursed. Subsequent increases in the amount expected to be collected result in the reversal of any previously-recorded provision for loan losses and related allowance for loan losses and adjustments to the FDIC indemnification asset, or prospective adjustment to the accretable discount if no provision for loan losses had been recorded.

The ultimate realization of the FDIC indemnification asset depends on the performance of the underlying covered assets, the passage of time and claims paid by the FDIC. The accretion of the FDIC receivable discount is recorded into noninterest income using the level yield method over the estimated life of the receivable.

Pursuant to the clawback provisions of the loss share agreement for the Company's FDIC-assisted acquisition, the Company may be required to reimburse the FDIC should actual losses be less than certain thresholds established in the loss share agreement. The amount of the clawback provision for the acquisition is included in the FDIC

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FDIC Indemnification Asset (Continued)

indemnification asset in the accompanying Consolidated Balance Sheet and is measured at fair value at the date of acquisition. It is calculated as the difference between management's estimated losses on covered loans and the loss threshold contained in the loss share agreement, multiplied by the applicable clawback provisions contained in the loss share agreement. This clawback amount which is payable to the FDIC upon termination of the applicable loss share agreement is discounted back to net present value. To the extent that actual losses on covered loans are less than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will increase. To the extent that actual losses on covered loans are more than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will decrease.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses that is charged to operations. The provision is based on management's evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility while not classifying the loan as impaired, provided the loan is not a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances concerning the loan, the creditworthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

Management establishes the allowance for loan losses based upon its evaluation of the pertinent factors underlying the types and quality of loans in the portfolio. Multi-family and commercial real estate loans are reviewed on a regular basis with a focus on larger loans along with loans which have experienced past payment or financial deficiencies. Larger multi-family and commercial real estate loans which are 90 days or more past due are selected for impairment testing. These loans are analyzed to determine whether they are "impaired," which means that it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. All multi-family and commercial real estate loans that are delinquent 90 days and residential mortgage loans that are 120

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

days delinquent and are placed on nonaccrual status are classified on an individual basis. The remaining loans are evaluated and classified as groups of loans with similar risk characteristics. The Company allocates allowances based on the factors described below, which conform to the Company's asset classification policy. In reviewing risk within the Bank's loan portfolio, management has determined there to be several different risk categories within the loan portfolio. The allowance for loan losses consists of amounts applicable to: (i) one-to-four family real estate loans; (ii) multi-family and commercial real estate loans; (iii) home equity loans; (iv) home equity lines of credit; and (v) education and other loans. Factors considered in this process included general loan terms, collateral, and availability of historical data to support the analysis. Historical loss percentages for each risk category are calculated and used as the basis for calculating allowance allocations. Certain qualitative factors are then added to the historical allocation percentage to get the total factor to be applied to nonclassified loans. The following qualitative factors are analyzed:

- Levels of and trends in delinquencies
- Trends in volume and terms
- Trends in credit quality ratings
- Changes in management and lending staff
- Economic trends
- Concentrations of credit

The Company analyzes its loan portfolio each quarter to determine the appropriateness of its allowance for loan losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the useful lives of the related assets, which range from 3 to 20 years for furniture, fixtures, and equipment and 40 years for buildings. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Bank-Owned Life Insurance

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the Consolidated Balance Sheet, and any increases in the cash surrender value are recorded as noninterest income on the Consolidated Statement of Income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

Mortgage Servicing Rights ("MSRs")

The Company has agreements for the express purpose of selling loans in the secondary market. The Company maintains servicing rights for most of these loans. Originated MSRs are recorded by allocating total costs incurred between the loan and servicing rights based on their relative fair values. MSRs are amortized in proportion to the estimated servicing income over the estimated life of the servicing portfolio. MSRs are a component of other assets on the Consolidated Balance Sheet.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned

Real estate owned is carried at the lower of cost or fair value minus estimated costs to sell. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds fair value minus estimated costs to sell. Operating expenses of such properties, net of related income, are expensed in the period incurred.

Federal Income Taxes

The Company and subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected based on the differences between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expense and benefit are based on the changes in the deferred tax assets or liabilities from period to period.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash and due from banks and interest-bearing deposits with other institutions that have original maturities of less than 90 days.

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

Stock Options

The Company accounts for stock options based on the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options, to be recognized as expense over the requisite service period. During each of the years ended December 31, 2010 and 2009, the Bank recorded $89,593 in expense related to share-based awards. As of December 31, 2010, there was approximately $149,286 of unrecognized cost related to unvested share-based awards granted. That cost is expected to be recognized over the next two years. The fair value of each option is amortized into expense on a straight-line basis between the grant date for the option and each vesting date.

Recent Accounting Pronouncements

In December 2009, the FASB issued ASU 2009-16, *Accounting for Transfer of Financial Assets.* ASU 2009-16 provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. ASU 2009-16 is effective for annual periods beginning after November 15, 2009, and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company's financial position.

In January 2010, the FASB issued ASU 2010-05, *Compensation – Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation.* ASU 2010-05 updates existing guidance to address the SEC staff's views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. ASU 2010-05 is effective January 15, 2010. The adoption of this guidance did not have a material impact on the Company's financial position.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Recent Accounting Pronouncements (Continued)

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll-forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance is not expected to have a significant impact on the Company's financial statements.

In February 2010, the FASB issued ASU 2010-08, *Technical Corrections to Various Topics*. ASU 2010-08 clarifies guidance on embedded derivatives and hedging. ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009. The adoption of this guidance did not have a material impact on the Company's financial position.

In March 2010, the FASB issued ASU 2010-11, *Derivatives and Hedging*. ASU 2010-11 provides clarification and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in ASC 815-15-15-8. ASU 2010-11 is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. The adoption of this guidance did not have a significant impact on the Company's financial statements.

In April 2010, the FASB issued ASU 2010-18, *Receivables (Topic 310): Effect of a Loan Modification When the Loan is a Part of a Pool That is Accounted for as a Single Asset – a consensus of the FASB Emerging Issues Task Force*. ASU 2010-18 clarifies the treatment for a modified loan that was acquired as part of a pool of assets. Refinancing or restructuring the loan does not make it eligible for removal from the pool, the FASB said. The amendment is effective for loans that are part of an asset pool and are modified during financial reporting periods that end July 15, 2010, or later and did not have a significant impact on the Company's financial statements.

In July 2010, FASB issued ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. (See Note 6.) The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. The Company is currently evaluating the impact the adoption of this guidance will have on the Company's financial position or results of operations.

In August, 2010, the FASB issued ASU 2010-21, *Accounting for Technical Amendments to Various SEC Rules and Schedules*. This ASU amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: *Technical Amendments to Rules, Forms, Schedules, and Codification of Financial Reporting Policies* and did not have a significant impact on the Company's financial statements.

In August, 2010, the FASB issued ASU 2010-22, *Technical Corrections to SEC Paragraphs – An announcement made by the staff of the U.S. Securities and Exchange Commission*. This ASU amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics and did not have a significant impact on the Company's financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In September, 2010, the FASB issued ASU 2010-25, *Plan Accounting – Defined Contribution Pension Plans*. The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this update are effective for fiscal years ending after December 15, 2010, and did not have a significant impact on the Company's financial statements.

In December, 2010, the FASB issued ASU 2010-28, *When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating an impairment may exist. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this update are effective for fiscal year, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. This ASU is not expected to have a significant impact on the Company's financial statements.

In December 2010, the FASB issued ASU 2010-29, *Disclosure of Supplementary Pro Forma Information for Business Combinations*. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. This ASU is not expected to have a significant impact on the Company's financial statements.

In January 2011, the FASB issued ASU 2011-01, *Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20*. The amendments in this update temporarily delay the effective date of the disclosures about troubled debt restructurings in Update 2010-20, enabling public-entity creditors to provide those disclosures after the FASB clarifies the guidance for determining what constitutes a troubled debt restructuring. The deferral in this update will result in more consistent disclosures about troubled debt restructurings. This amendment does not defer the effective date of the other disclosure requirements in Update 2010-20. In the proposed Update for determining what constitutes a troubled debt restructuring, the FASB proposed that the clarifications would be effective for interim and annual periods ending after June 15, 2011. For the new disclosures about troubled debt restructurings in Update 2010-20, those clarifications would be applied retrospectively to the beginning of the fiscal year in which the proposal is adopted. The adoption of this guidance is not expected to have a significant impact on the entity's financial statements.

Reclassification of Comparative Amounts

Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income or stockholders' equity.

2. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2010	2009
Weighted-average common shares outstanding	3,306,250	3,306,250
Average unearned nonvested shares	(26,170)	(38,482)
Average unallocated shares held by ESOP	(99,010)	(107,650)
Average treasury stock shares	(147,862)	(144,318)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	3,033,208	3,015,800

Options to purchase 153,903 shares of common stock for each of the years ended December 31, 2010 and 2009, as well as 20,520 and 32,832 shares of restricted stock as of December 31, 2010 and 2009, respectively, were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

3. FDIC-ASSISTED ACQUISITION

On December 10, 2010, the Bank acquired certain assets and assumed certain liabilities of Earthstar Bank ("Earthstar") from the FDIC, as Receiver of Earthstar. Earthstar operated four community banking branches within Bucks and Philadelphia counties. The Bank's bid to purchase Earthstar included the purchase of certain Earthstar assets in exchange for assuming certain Earthstar deposits and certain other liabilities. Based on the terms of this transaction, the FDIC paid the Company $30.5 million ($30.8 million less a settlement of approximately $324,000), resulting in a pre-tax gain of $4.6 million. No cash or other consideration was paid by the Bank. The Bank and the FDIC entered into loss sharing agreements regarding future losses incurred on loans existing at the acquisition date. Under the terms of the loss sharing agreements, the FDIC will reimburse the Bank for 80 percent of net losses on covered assets. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on nonresidential real estate loans is five years in respect to losses and eight years in respect to loss recoveries. The loss sharing agreements includes clawback provisions should losses not meet the specified thresholds and other conditions not be met. As a result of the loss sharing agreement with the FDIC, the Bank recorded an indemnification asset, net of estimated clawback provisions, of $5.4 million at the time of acquisition (for additional information, refer to the accounting policy "FDIC Indemnification Asset".) As of December 31, 2010, the Company has not submitted any cumulative net losses for reimbursement to the FDIC under the loss-sharing agreements.

The acquisition of Earthstar was accounted for under the acquisition method of accounting. A summary of net assets acquired and liabilities assumed is presented in the following table. The purchased assets and assumed liabilities were recorded at the acquisition date fair value. Fair values are preliminary and subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values become available.

3. FDIC-ASSISTED ACQUISITION (Continued)

	Acquired from the FDIC	Fair Value Adjustmemts	As Recorded by the Company
Assets:			
Cash and due from banks	$ 16,300,282	$ -	$ 16,300,282
Investment securities	8,187,478	-	8,187,478
Loans receivable not covered by FDIC loss share	1,609,117	(339,000)	1,270,117
Loans receivable covered by FDIC loss share	40,515,228	(7,292,213)	33,223,015
FDIC indemnifiation asset	-	5,397,192	5,397,192
Other assets	375,225	-	375,225
Total assets acquired	66,987,330	(2,234,021)	64,753,309
Liabilities:			
Deposits	90,411,176	165,499	90,576,675
Other liabilities	52,582	-	52,582
Total liabilites assumed	$ 90,463,758	$ 165,499	$ 90,629,257
Cash received on acquisition			$ 30,476,428
Gain on acquisition			$ 4,600,480

Results of operations for Earthstar prior to the acquisition date are not included in the Consolidated Statement of Income for the year ended December 31, 2010. Due to the significant amount of fair value adjustments, and the protection resulting from the FDIC loss sharing agreements, historical results of Earthstar are not relevant to the Company's results of operations. Therefore, no pro forma information is presented.

U.S. generally accepted accounting principles prohibits carrying over an allowance for loan losses for impaired loans purchased in the Earthstar FDIC-assisted acquisition. On the acquisition date, the preliminary estimate of the unpaid principal balance for all loans evidencing credit impairment acquired in the Earthstar acquisition was $3.3 million and the estimated fair value of the loans was $1.6 million. Total contractually required payments on these loans, including interest, at the acquisition date was $4.4 million. However, the Company's preliminary estimate of expected cash flows was $1.8 million. At such date, the Company established a credit risk related non-accretable discount (a discount representing amounts which are not expected to be collected from the customer nor liquidation of collateral) of $2.7 million relating to these impaired loans, reflected in the recorded net fair value. Such amount is reflected as a non-accretable fair value adjustment to loans and a portion is also reflected in a receivable from the FDIC. The Bank further estimated the timing and amount of expected cash flows in excess of the estimated fair value and established an accretable discount of $114,448 on the acquisition date relating to these impaired loans.

The carrying value of covered loans acquired and accounted for in accordance with ASC Subtopic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*, was determined by projecting discounted contractual cash flows. The table below presents the components of the purchase accounting adjustments related to the purchased impaired loans acquired in the Earthstar acquisition:

	2010
Unpaid principal balance	$ 3,337,356
Interest	1,082,028
Contractual cash flows	4,419,384
Non-accretable discount	(2,657,833)
Expected cash flows	1,761,551
Accretable discount	(114,448)
Estimated fair value	$ 1,647,103

3. FDIC-ASSISTED ACQUISITION (Continued)

On the acquisition date, the preliminary estimate of the unpaid principal balance for all other loans acquired in the acquisition was $38.8 million and the estimated fair value of these loans was $32.8 million. The difference between unpaid principal balance and fair value of these loans which will be recognized in income on a level yield basis over the life of the loans, generally representing periods up to sixty months.

4. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale and held to maturity are summarized as follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
Mortgage-backed securities:				
Fannie Mae	$ 7,557,936	$ 440,925	$ -	$ 7,998,861
Freddie Mac	1,061,808	54,633	-	1,116,441
Government National Mortgage Association	1,054,443	124,805	-	1,179,248
Collateralized mortgage obligations - government-sponsored entities	6,236,550	24,575	(16,411)	6,244,714
Total mortgage-backed securities	15,910,737	644,938	(16,411)	16,539,264
Corporate securities	10,551,331	251,437	(869)	10,801,899
Total debt securities	26,462,068	896,375	(17,280)	27,341,163
Equity securities - financial services	18,500	-	(9,400)	9,100
Total	$ 26,480,568	$ 896,375	$ (26,680)	$ 27,350,263
Held to Maturity				
Mortgage-backed securities:				
Fannie Mae	$ 22,611,248	$ 165,083	$ (213,520)	$ 22,562,811
Freddie Mac	3,516,382	-	(4,051)	3,512,331
Total mortgage-backed securities	$ 26,127,630	$ 165,083	$ (217,571)	$ 26,075,142

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
Mortgage-backed securities:				
Fannie Mae	$ 13,162,586	$ 557,138	$ -	$ 13,719,724
Freddie Mac	2,763,475	142,253	-	2,905,728
Government National Mortgage Association	1,339,327	107,672	-	1,446,999
Collateralized mortgage obligations - government-sponsored entities	85,639	4,873	(3,558)	86,954
Total mortgage-backed securities	17,351,027	811,936	(3,558)	18,159,405
Corporate securities	12,370,458	156,124	(101,900)	12,424,682
Total debt securities	29,721,485	968,060	(105,458)	30,584,087
Equity securities - financial services	18,500	-	(1,000)	17,500
Total	$ 29,739,985	$ 968,060	$ (106,458)	$ 30,601,587
Held to Maturity				
Fannie Mae mortgage-backed securities	$ 13,780,267	$ -	$ (139,292)	$ 13,640,975

4. INVESTMENT SECURITIES (Continued)

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2010					
	Less Than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Mortage backed securities:						
Fannie Mae	$ 10,974,673	$ (213,520)	$ -	$ -	$ 10,974,673	$ (213,520)
Freddie Mac	3,512,331	(4,051)	-	-	3,512,331	(4,051)
Collateralized mortgage obligations - government-sponsored entities	3,500,603	(14,718)	7,712	(1,693)	3,508,315	(16,411)
Total mortgage-backed securities	17,987,607	(232,289)	7,712	(1,693)	17,995,319	(233,982)
Corporate securities	874,765	(869)	-	-	874,765	(869)
Equity securities - financial services	9,100	(9,400)	-	-	9,100	(9,400)
Total	$ 18,871,472	$ (242,558)	$ 7,712	$ (1,693)	$ 18,879,184	$ (244,251)

	December 31, 2009					
	Less Than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Mortage backed securities:						
Fannie Mae	$ 13,640,975	$ (139,292)	$ -	$ -	$ 13,640,975	$ (139,292)
Collateralized mortgage obligations - government-sponsored entities	-	-	7,790	(3,558)	7,790	(3,558)
Total mortgage-backed securities	13,640,975	(139,292)	7,790	(3,558)	13,648,765	(142,850)
Corporate securities	5,898,100	(101,900)	-	-	5,898,100	(101,900)
Equity securities - financial services	17,500	(1,000)	-	-	17,500	(1,000)
Total	$ 19,556,575	$ (242,192)	$ 7,790	$ (3,558)	$ 19,564,365	$ (245,750)

The Company reviews its position quarterly and has asserted that at December 31, 2010, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe they will be required to sell these securities before recovery of their cost basis, which may be at maturity. There were eight and seven positions that were temporarily impaired at December 31, 2010 and 2009, respectively. The Company has concluded that the unrealized losses disclosed above are not other than temporary but are the result of interest rate changes, sector credit ratings changes, or Company-specific ratings changes that are not expected to result in the non-collection of principal and interest during the period.

The amortized cost and fair value of debt securities at December 31, 2010, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have contractual maturities ranging from 3 to 30 years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

4. INVESTMENT SECURITIES (Continued)

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 192	$ 192	$ -	$ -
Due after one year through five years	10,331,092	10,609,445	-	-
Due after five years through ten years	5,766,949	6,024,761	12,798,259	12,936,778
Due after ten years	10,363,835	10,706,765	13,329,371	13,138,364
Total	$ 26,462,068	$ 27,341,163	$ 26,127,630	$ 26,075,142

For the year ended December 31, 2010, the Company realized gross gains of $293,815 and proceeds from the sale of investment securities of $6,483,428. For the year ended December 31, 2009, the Company realized gross gains of $485,886 and proceeds from the sale of investment securities of $9,786,536.

5. LOANS RECEIVABLE

Loans receivable consist of the following:

	December 31,	
	2010	2009
Mortgage loans:		
One-to-four family	$ 119,085,014	$ 131,570,796
Multi-family and commercial	10,272,043	10,214,036
	129,357,057	141,784,832
Home equity loans	2,918,492	3,372,071
Home equity lines of credit ("HELOCs")	2,023,561	3,036,690
Education loans	3,178,622	3,281,029
Other consumer loans	29,062	32,390
Non-covered loans purchased	1,270,117	-
Covered loans	32,808,086	-
	171,584,997	151,507,012
Less:		
Net deferred loan fees	277,627	214,741
Allowance for loan losses	833,984	1,115,141
Total	$ 170,473,386	$ 150,177,130

The Company's loan portfolio consists predominantly of one-to-four family unit first mortgage loans the northwest suburban area of metropolitan Philadelphia, primarily in Montgomery and Bucks Counties. These loans are typically secured by first lien positions on the respective real estate properties and are subject to the Bank's loan underwriting policies. In general, the Company's loan portfolio performance at December 31, 2010 and 2009, is dependent upon the local economic conditions.

Mortgage loans serviced by the Company for others amounted to $23,763,341 and $13,559,584 at December 31, 2010 and 2009, respectively.

5. LOANS RECEIVABLE (Continued)

In the normal course of business, loans are extended to officers, directors, and corporations in which they are beneficially interested as stockholders, officers, or directors. A summary of loan activity for those officers and directors for the year ended December 31, 2010, is as follows:

2009	Additions	Amounts Collected	2010
$ 2,038,928	$ 944,134	$ 223,653	$ 2,759,409

6. ALLOWANCE FOR LOAN LOSSES

Management has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses the Company has segmented certain loans in the portfolio by product type. Loans are segmented into the following pools: one-to-four family mortgage loans, multi-family and commercial mortgage loans, home equity loans, home equity lines of credit, and education and other consumer loans. Historical loss percentages for each risk category are calculated and used as the basis for calculating allowance allocations. These historical loss percentages are calculated over a two-year period for all portfolio segments. Certain qualitative factors are then added to the historical allocation percentage to get the adjusted factor to be applied to nonclassified loans. The following qualitative factors are analyzed for each portfolio segment:

- Levels of and trends in delinquencies
- Trends in volume and terms
- Trends in credit quality ratings
- Changes in management and lending staff
- Economic trends
- Concentrations of credit

These qualitative factors are reviewed each quarter and adjusted based upon relevant changes within the portfolio.

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	Year Ended December 31, 2010	2009
Balance, January 1	$ 1,115,141	$ 857,702
Add:		
Provision (recovery) for loan losses	(115,408)	252,489
Loan recoveries	4,357	4,950
	1,004,090	1,115,141
Less:		
Charge-offs	170,106	-
Balance, December 31	$ 833,984	$ 1,115,141

The total allowance reflects management's estimate of loan losses inherent in the loan portfolio at the balance sheet date. The Company considers the allowance for loan losses of $833,984 adequate to cover loan losses inherent in the loan portfolio, at December 31, 2010. Covered loans are excluded from the analysis of the allowance for loan loss, as they are accounted for separately. Accordingly, no allowance for loan losses related to the acquired loans was recorded on the acquisition date as the fair value of the loans acquired incorporate assumptions regarding credit risk. The following table presents by portfolio segment the recorded investment in loans for the year ended December 31:

6. ALLOWANCE FOR LOAN LOSSES (Continued)

	2010					
	One-to-Four Family Real Estate	Multi-family and Commercial Real Estate	Home Equity	HELOCs	Education and Other Consumer	Total
Allowance for loan losses:						
Ending Balance	$ 519,182	$ 274,286	$ 14,592	$ 9,885	$ 16,039	$ 833,984
Ending balance: individually evaluated for impairment	$ -	$ -	$ -	$ -	$ -	$ -
Ending balance: collectively evaluated for impairment	$ 519,182	$ 274,286	$ 14,592	$ 9,885	$ 16,039	$ 833,984
Loans:						
Ending Balance	$ 119,085,014	$ 10,272,043	$ 2,918,492	$ 2,023,561	$ 3,207,684	$ 137,506,794
Ending balance: individually evaluated for impairment	$ -	$ -	$ -	$ -	$ -	$ -
Ending balance: collectively evaluated for impairment	$ 119,085,014	$ 10,272,043	$ 2,918,492	$ 2,023,561	$ 3,207,684	$ 137,506,794

Credit Quality Information

The following tables represent credit exposures by internally assigned grades for the year ended December 31, 2010. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company's internal credit risk grading system is based on experiences with similarly graded loans.

The Company's internally assigned grades are as follows:

Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral. There are three sub-grades within the pass category to further distinguish the loan.

6. ALLOWANCE FOR LOAN LOSSES (Continued)

Credit Quality Information (Continued)

Special Mention – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

Substandard – loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful – loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

Loss – loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

The following table presents the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard, Doubtful, and Loss within the internal risk rating system as of December 31, 2010:

	Multi-Family and Commercial Real Estate
Pass	$ 7,475,825
Special Mention	2,775,251
Substandard	20,967
Doubtful	-
Loss	-
Ending Balance	$ 10,272,043

For one-to-four family real estate, home equity, HELOCs, and education and other loans, the Company evaluates credit quality based on the performance of the individual credits. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be nonperforming when they become 90 days past due. The following table presents the recorded investment in the loan classes based on payment activity as of December 31, 2010:

	One-to-Four Family Real Estate	Home Equity	HELOCs	Education and Other Consumer	Non-covered Loans Purchased
Performing	$ 118,335,481	$ 2,918,492	$ 1,976,912	$ 2,992,563	$ 1,258,908
Nonperforming	749,533	-	46,649	215,121	11,209
Total	$ 119,085,014	$ 2,918,492	$ 2,023,561	$ 3,207,684	$ 1,270,117

6. ALLOWANCE FOR LOAN LOSSES (Continued)

Credit Quality Information (Continued)

Following is a table which includes an aging analysis of the recorded investment of past due loans.

	2010						
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
One-to-Four Family Real Estate	$ 389,875	$ 741,652	$ 749,533	$ 1,881,060	$ 117,203,954	$ 119,085,014	$ -
Multi-family and Commercial Real Estate	20,967	-	-	20,967	10,251,076	10,272,043	-
Home Equity	-	-	-	-	2,918,492	2,918,492	-
HELOCs	-	-	46,649	46,649	1,976,912	2,023,561	-
Education and Other Consumer	66,274	24,397	215,121	305,792	2,901,892	3,207,684	-
Non-covered Loans Purchased	3,254	1,756	11,209	16,219	1,253,898	1,270,117	-
Total	$ 480,370	$ 767,805	$ 1,022,512	$ 2,270,687	$ 136,506,224	$ 138,776,911	$ -

Nonaccrual Loans

Multi-family and commercial loans are considered for nonaccrual status upon 90 days delinquency and, one-to-four family loans are considered for nonaccrual status after 120 days. When a loan is placed in nonaccrual status, previously accrued but unpaid interest is deducted from interest income.

On the following table are the loans on nonaccrual status as of December 31, 2010. The balances are presented by class of loans.

	2010
One-to-four family mortgage	$ 749,533
HELOCs	46,649
Education and other consumer	215,121
Non-covered Loans Purchased	11,209
Total	$ 1,022,512

The Company had nonaccrual loans of $1,022,512 and $2,741,967 at December 31, 2010 and 2009, respectively. Interest income on loans would have increased by approximately $48,193 and $86,069 during 2010 and 2009, respectively, if these loans had performed in accordance with their original terms. Management evaluates commercial real estate loans which are 90 days or more past due to be impaired. At December 31, 2010 and 2009, there were no loans considered to be impaired.

7. COVERED LOANS

At December 31, 2010, the Company had $32.8 million (net of fair value adjustments) of covered loans (covered under loss share agreements with the FDIC). Covered loans were recorded at fair value pursuant to the purchase accounting guidelines. Purchased loans acquired in a business combination, including loans purchased in our FDIC-assisted transactions, are recorded at estimated fair value on their purchase date without a carryover of the related allowance for loan losses.

7. COVERED LOANS (Continued)

Upon acquisition, the Company evaluated whether each acquired loan (regardless of size) was within the scope of ASC 310-30, *Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality*. Purchased credit-impaired loans are loans that have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments. The carrying value of covered loans acquired with deteriorated credit quality was $1.7 million at December 31, 2010. There were no material increases or decreases in the expected cash flows of covered loans between December 10, 2010 (the "acquisition date") and December 31, 2010. The fair value of purchased credit-impaired loans, on the acquisition date, was determined, primarily based on the fair value of loan collateral.

The carrying value of covered loans not exhibiting evidence of credit impairment at the time of the acquisition was $31.5 million at December 31, 2010. The fair value of loans that were not credit-impaired was determined based on estimates of losses on defaults and other market factors.

The components of covered loans by portfolio class as of December 31, 2010 were as follows:

	December 31, 2010
Mortgage loans:	
One-to-four family	$ 18,771,142
Multi-family and commercial	12,783,952
	31,555,094
Commercial	1,252,992
Total Loans	$ 32,808,086

The following table shows the breakdown of covered loans that are current, past due, non-accrual, and loans past due greater than 90 days and still accruing as of December 31, 2010.

	2010						
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Mortgage loans:							
One-to-four family	$ 2,056,663	$ 123,007	$ 206,035	$ 2,385,705	$ 16,385,437	$ 18,771,142	$ -
Multi-family and commercial	145,487	-	178,512	323,999	12,459,953	12,783,952	-
Commercial	-	-	595,768	595,768	657,224	1,252,992	-
Total	$ 2,202,150	$ 123,007	$ 980,315	$ 3,305,472	$ 29,502,614	$ 32,808,086	$ -

The following table presents covered loans that currently are not accruing interest as of December 31, 2010.

	As of December 31, 2010
Mortgage loans:	
One-to-four family	$ 305,466
Multi-family and commercial	178,512
Commercial	595,768
	$ 1,079,746

8. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	December 31, 2010	December 31, 2009
Land	$ 55,000	$ 55,000
Buildings	6,968,562	6,968,562
Furniture, fixtures, and equipment	2,373,945	2,320,162
	9,397,507	9,343,724
Less accumulated depreciation	4,826,329	4,583,044
Total	$ 4,571,178	$ 4,760,680

Depreciation expense amounted to $294,100 and $292,597 for the years ended December 31, 2010 and 2009, respectively.

9. DEPOSITS

Deposit accounts are summarized as follows as of December 31:

	2010		2009	
	Amount	%	Amount	%
Non-interest-bearing demand	$ 8,806,067	3.68 %	$ 5,649,802	3.44 %
NOW accounts	14,767,387	6.16	11,118,180	6.77
Money market deposit	56,768,776	23.70	32,859,511	20.01
Savings	29,523,229	12.32	29,088,102	17.71
	109,865,459	45.86	78,715,595	47.93
Time deposits:				
0.01 - 0.99%	15,470,915	6.45	-	-
1.00 - 1.99%	71,933,905	30.00	32,382,963	19.72
2.00 - 3.99%	21,859,336	9.12	26,128,457	15.91
4.00 - 5.99%	20,576,197	8.57	26,980,230	16.44
	129,840,353	54.14	85,491,650	52.07
Total	$ 239,705,812	100.00 %	$ 164,207,245	100.00 %

The scheduled maturities of time deposits are as follows:

	December 31, 2010
2011	$ 91,850,547
2012	13,548,290
2013	6,151,673
2014	1,597,679
2015	16,692,164
Total	$ 129,840,353

Time deposits include those in denominations of $100,000 or more. Such deposits aggregated $40,387,644 and $22,206,002 at December 31, 2010 and 2009, respectively.

9. DEPOSITS (Continued)

The scheduled maturities of time deposits in denominations of $100,000 or more at December 31, 2010, are as follows:

	December 31, 2010
Within three months	$ 12,357,408
Three through six months	5,848,364
Six through twelve months	12,055,311
Over twelve months	10,126,561
Total	$ 40,387,644

Interest expense by deposit category is as follows:

	Year ended December 31, 2010	2009
NOW accounts	$ 73,902	$ 76,736
Money market deposit	353,057	581,998
Savings	148,812	237,084
Time deposits	2,257,434	3,313,258
Total	$ 2,833,205	$ 4,209,076

10. FHLB ADVANCES – LONG-TERM

The following table sets forth information concerning FHLB advances – long-term:

Description	Maturity range from	to	Weighted-average interest rate	Stated interest rate range from	to	At December 31, 2010	2009
Convertible	03/19/18	08/27/18	3.08%	2.13 %	4.15 %	$ 17,000,000	$ 17,000,000
Fixed-rate	02/06/13	02/06/13	3.58%	3.58 %	3.58 %	1,500,000	1,500,000
Fixed-rate amortizing	12/26/12	12/26/12	3.87%	3.87 %	3.87 %	1,160,193	1,707,524
Mid-term repo fixed	02/07/11	01/11/13	1.97%	1.41 %	3.15 %	8,766,000	6,266,000
Total						$ 28,426,193	$ 26,473,524

Payments of FHLB borrowings are summarized as follows:

Year Ending December 31,	Amount	Weighted-Average Rate
2011	$ 2,334,891	3.21%
2012	5,591,302	1.80%
2013	3,500,000	2.73%
2018	17,000,000	3.08%
Total	$ 28,426,193	2.80%

10. FHLB ADVANCES – LONG-TERM (Continued)

As of December 31, 2010, the Company had one fixed-rate amortizing borrowings with the FHLB, which was originated in December 2002. The fixed-rate amortizing borrowing requires aggregate monthly payments of principal and interest of $50,314 for the remaining borrowing through December 2012. The Company also has three convertible select borrowings, five mid-term repo-fixed borrowings, and one fixed-rate borrowing. These borrowings were originated in 2008, 2009, and 2010 and mature from February 2011 through August 2018. All borrowings acquired in 2008, 2009, and 2010 require quarterly payments of interest only. The convertible select borrowings are convertible to variable-rate advances on specific dates at the discretion of the FHLB. Should the FHLB convert these advances, the Bank has the option of accepting the variable rate or repaying the advance without penalty.

All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as investment securities and mortgage loans which are owned by the Bank free and clear of any liens or encumbrances. In addition, the Company has a maximum borrowing capacity of $110.8 million with the FHLB at December 31, 2010.

11. INCOME TAXES

The provision for income taxes consists of:

	Year Ended December 31, 2010	2009
Current tax expense	$ 42,393	$ 145,746
Deferred taxes	1,543,641	(137,322)
Total	$ 1,586,034	$ 8,424

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, are as follows:

	Year Ended December 31, 2010	2009
Deferred tax assets:		
Allowance for loan losses	$ 283,231	$ 350,897
Deferred loan fees	55	112
Deferred compensation	1,060,020	1,010,510
Investment securities impairment	163,710	163,710
Deferred health care	69,913	69,062
State net operating loss carryforward	196,662	177,765
Capital loss carryforwards	75,359	181,282
Premises and equipment	79,684	85,203
Charitable contribution carryforward	44,323	31,114
Goodwill	269,843	-
Other	107,126	45,109
Total gross deferred tax assets	2,349,926	2,114,764
Valuation allowance	(316,344)	(390,160)
Total net deferred tax assets	2,033,582	1,724,604
Deferred tax liabilities:		
Prepaid insurance	61,907	44,333
Deferred gain on FDIC-assisted acquisition	1,835,045	-
Net unrealized gain on securities	295,696	292,945
Total gross deferred tax liabilities	2,192,648	337,278
Net deferred tax assets (liabilities)	$ (159,066)	$ 1,387,326

11. INCOME TAXES (Continued)

The valuation allowance as of December 31, 2010 and 2009, consisted of a 100 percent allowance against specific deferred tax assets. These deferred tax assets are subject to expiration periods ranging from three years to five years. It could not be determined that it was more than likely that the Company would be in a taxable position adequate to utilize these deferred tax assets prior to their expiration. These deferred tax assets consists of the Pennsylvania Mutual thrift tax loss carryforward, capital loss carryforward, and the charitable contribution carryforward.

The Company has been in a cumulative loss position for the past several years; however, the losses have been declining in a manner consistent with the current business plan. The Company has recorded taxable income in 2009 and 2008, and expects to record taxable income for 2010. The Company has projected that it will continue to be in a taxable position resulting from implementation of the business plan. Based upon the long-term nature of the remaining deferred tax assets, it was determined that the Company would likely be in a taxable position to allow for the utilization of the remaining deferred tax assets and that a valuation allowance on those deferred tax assets was not appropriate.

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

	Year Ended December 31,			
	2010		2009	
	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision at statutory rate	$ 1,614,942	34.0 %	$ 115,521	34.0 %
Tax-exempt income	(29,594)	(0.6)	(39,735)	(11.7)
Valuation allowance	(92,713)	(2.0)	(110,456)	(32.5)
Other, net	93,399	2.0	43,094	12.7
Actual tax expense and effective rate	$ 1,586,034	33.4 %	$ 8,424	2.5 %

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax that is calculated at 11.5 percent of Pennsylvania earnings based on U.S. generally accepted accounting principles with certain adjustments.

At December 31, 2010, the Bank has an available capital loss carryforward of approximately $533,181 that will expire in 2011.

U.S. generally accepted accounting principles prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statement of Income. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2007.

12. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, management makes various commitments that are not reflected in the accompanying consolidated financial statements. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements, as deemed necessary, in compliance with lending policy guidelines. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

The off-balance sheet commitments consisted of the following:

	December 31, 2010	December 31, 2009
Commitments to extend credit	$ 3,963,600	$ 1,362,650
Unused lines of credit	9,602,562	663,304
Letters of Credit	36,091	155,978

Commitments to extend credit consist of fixed-rate commitments with interest rates ranging from 3.875 percent to 7.25 percent. The commitments outstanding at December 31, 2010, contractually mature in less than one year.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments consisted primarily of available commercial and personal lines of credit and loans approved but not yet funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Contingent Liabilities

The Company is involved in various legal actions from the normal course of business activities. Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial position.

13. EMPLOYEE BENEFITS

Benefit Plan

The Company has a defined contribution pension plan (the "Plan") for all regular full-time employees meeting certain eligibility requirements. Annual contributions are discretionary but will not exceed 15 percent of eligible employees' salaries. The Plan may be terminated at any time at the discretion of the Board of Directors. Pension expense for the profit sharing portion of the Plan was $49,555 and $49,228 for the years ended December 31, 2010 and 2009, respectively.

The Plan includes provisions to include employee and employer 401(k) contributions. Under the Plan, the Company will match 100 percent of the employees' eligible contributions, up to the maximum of 5 percent of each qualifying employee's salary, and an additional 10 percent of each non-qualifying employee's salary. The Company contributions for the 401(k) plan were $186,529 and $182,173 for the years ended December 31, 2010 and 2009, respectively.

13. EMPLOYEE BENEFITS (Continued)

Employee Stock Ownership Plan ("ESOP")

In connection with the conversion, the Company created an ESOP for the benefit of employees who meet the eligibility requirements, which include having completed one year of service with the Company or its subsidiary and attained age 18. The ESOP trust acquired 129,605 shares of the Company's stock from proceeds from a loan with the Company. The Company makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The ESOP trust's outstanding loan bears interest at 8.25 percent and requires an annual payment of principal and interest of $153,439 through December of 2021.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity. Accordingly, the shares pledged as collateral are reported as unallocated common stock held by the ESOP shares in the Consolidated Balance Sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. The Company recognized ESOP expense of $50,546 and $59,791 for the years ended December 31, 2010 and 2009, respectively.

The following table presents the components of the ESOP shares:

	2010	2009
Allocated shares	34,562	25,921
Unreleased shares	95,043	103,684
Total ESOP shares	129,605	129,605
Fair value of unreleased shares	$ 522,736	$ 725,788

Equity Incentive Plan

Employees and non-employee corporate directors are eligible to receive awards of restricted stock and options based upon performance related requirements. Awards granted under the Plan are in the form of the Company's common stock and options to purchase stock and are subject to certain vesting requirements including continuous employment or service with the Company. The Company has authorized 226,808 shares of the Company's common stock under the Plan. The Plan assists the Company in attracting, retaining, and motivating employees and non-employee directors to make substantial contributions to the success of the Company and to increase the emphasis on the use of equity as a key component of compensation.

13. EMPLOYEE BENEFITS (Continued)

Restricted Stock Plan

In connection with the Equity Incentive Plan, the Company awarded 64,800 shares of restricted stock to directors and officers of the Company on August 21, 2007. These shares vest over a five-year period ending in 2012. Compensation expense related to the vesting of shares was $115,733 for each of the years ended December 31, 2010 and 2009.

	Number of Restricted Stock	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2009	36,936	$ 9.40
Granted	-	-
Vested	12,312	9.40
Forfeited	-	-
Nonvested at December 31, 2010	24,624	$ 9.40

Stock Option Plan

In connection with the 2007 Equity Incentive Plan, the Board of Directors approved the formation of a stock option plan. The plan provides for granting incentive options to key officers and other employees of the Company and nonqualified stock options to nonemployee directors of the Company. A total of 162,003 shares of either authorized and unissued shares or authorized shares issued by and subsequently reacquired by the Bank as treasury stock shall be issuable under the plans. The plans shall terminate after the tenth anniversary of the plan. The per share exercise price of any option granted will not be less than the fair market value of a share of common stock on the date the option is granted. The options granted are vested over various time periods and are determined at the time of grant.

The following table is a summary of the Company's stock option activity and related information for its option plan:

	2010	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, beginning	153,903	$ 9.40	7.64	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding, ending	153,903	$ 9.40	6.64	-
Vested and exercisable at year-end	92,342	$ 9.40	6.64	-

The following table summarizes the Company's nonvested options and changes therein during the year ended December 31, 2010:

	Number of Stock Options	Weighted-average Grant Date Fair Value
Nonvested at December 31, 2009	92,342	$ 9.40
Granted	-	-
Vested	(30,781)	9.40
Forfeited	-	-
Nonvested at December 31, 2010	61,561	$ 9.40

13. EMPLOYEE BENEFITS (Continued)

Supplemental Retirement Plan

The Company has a Supplemental Life Insurance Plan ("Plan") for three officers of the Bank. The Plan requires the Bank to make annual payments to the beneficiaries upon their death. In connection with the Plan, the Company funded life insurance policies with an aggregate amount of $3,085,000 on the lives of those officers that currently have a death benefit of $10,938,081. The cash surrender value of these policies totaled $4,140,267 and $4,053,225 at December 31, 2010 and 2009, respectively. The Plan provides that death benefits totaling $6.0 million at December 31, 2010, will be paid to their beneficiaries in the event the officers should die.

Additionally, the Company has a Supplemental Retirement Plan ("SRP") for the current and former presidents as well as two senior officers of the Bank. At December 31, 2010 and 2009, $1,520,087 and $1,485,552, respectively, has been accrued under these SRPs, and this liability and the related deferred tax asset of $516,830 and $505,088, respectively, are recognized in the financial statements.

The deferred compensation for the current and former presidents is to be paid for the remainder of their lives, commencing with the first year following the termination of employment after completion of required service. The current president's payment is based on 60 percent of his final full year annual gross taxable compensation adjusted annually for the change in the consumer price index or 4 percent, whichever is higher. The former president's payment is based on 60 percent of his final full year annual gross taxable compensation adjusted annually for the change in the consumer price index. The deferred compensation for the two senior officers is to be paid at the rate of $50,000 per year for 20 years, commencing 5 years after retirement or age 65, whichever comes first, following the termination of employment. The Company records periodic accruals for the cost of providing such benefits by charges to income. The accruals increase each year based on a discount rate of 6.25 percent used in determining the estimated liability that will be accrued when the employees are eligible for benefits.

The following table illustrates the components of the net periodic benefit cost for the supplemental retirement plan:

	For the Year Ended 2010	For the Year Ended 2009
Components of net periodic benefit cost:		
Service cost	$ 55,970	$ 62,472
Interest cost	92,847	90,284
Net periodic benefit cost	$ 148,817	$ 152,756

14. REGULATORY RESTRICTIONS

Federal Reserve Cash Requirements

The Bank is required to maintain average cash reserve balance in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances at December 31, 2010, was $25,000.

Regulatory Capital Requirements

Federal regulations require the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Core capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions. Management believes, as of December 31, 2010, the Bank met all capital adequacy requirements to which they are subject.

14. REGULATORY RESTRICTIONS (Continued)

Regulatory Capital Requirements (Continued)

As of December 31, 2010 and 2009, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total Risk-based, Tier I Risk-based, Core capital, and Tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively. There have been no conditions or events since the notification that management believes have changed the Bank's category.

The following table reconciles the Bank's capital under accounting principles generally accepted in the United States of America to regulatory capital.

	December 31, 2010	December 31, 2009
Total stockholders' equity	$ 27,171,088	$ 20,869,520
Accumulated other comprehensive income	(573,998)	(568,657)
Tier I, core, and tangible capital	26,597,090	20,300,863
Allowance for loan losses	833,984	1,115,141
Total risk-based capital	$ 27,431,074	$ 21,416,004

The Bank's actual capital ratios are presented in the following table:

	December 31,			
	2010		2009	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)				
Actual	$ 27,431,074	18.18 %	$ 21,416,004	19.78 %
For Capital Adequacy Purposes	12,073,520	8.00	8,663,360	8.00
To Be Well Capitalized	15,091,900	10.00	10,829,200	10.00
Tier I Capital (to Risk-Weighted Assets)				
Actual	$ 26,597,090	17.62 %	$ 20,300,863	18.75 %
For Capital Adequacy Purposes	6,036,760	4.00	4,331,680	4.00
To Be Well Capitalized	9,055,140	6.00	6,497,520	6.00
Core Capital (to Adjusted Assets)				
Actual	$ 26,597,090	8.92 %	$ 20,300,863	9.34 %
For Capital Adequacy Purposes	11,924,772	4.00	8,695,776	4.00
To Be Well Capitalized	14,905,965	5.00	10,869,720	5.00
Tangible Capital (to Adjusted Assets)				
Actual	$ 26,597,090	8.92 %	$ 20,300,863	9.34 %
For Capital Adequacy Purposes	5,962,386	1.50	4,347,888	1.50
To Be Well Capitalized	N/A	N/A	N/A	N/A

14. REGULATORY RESTRICTIONS (Continued)

Regulatory Capital Requirements (Continued)

The Bank accumulated approximately $1.4 million of retained earnings, which represents allocations of income to bad debt deductions for tax purposes only. Since this amount represents the accumulated bad debt reserves prior to 1987, no provision for federal income tax has been made. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

15. FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels defined by U.S. generally accepted accounting principles are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the balance sheet at their fair value as of December 31, 2010 and 2009, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2010			
	Level I	Level II	Level III	Total
Assets:				
Investment securities available for sale:				
Mortgage-backed securities	$ -	$ 16,539,264	$ -	$ 16,539,264
Corporate securities	-	10,801,899	-	10,801,899
Equity securities - financial services	-	9,100	-	9,100
	$ -	$ 27,350,263	$ -	$ 27,350,263

	December 31, 2009			
	Level I	Level II	Level III	Total
Assets:				
Investment securities available for sale:				
Mortgage-backed securities	$ -	$ 18,159,405	$ -	$ 18,159,405
Corporate securities	-	12,424,682	-	12,424,682
Equity securities - financial services	-	17,500	-	17,500
	$ -	$ 30,601,587	$ -	$ 30,601,587

16. FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2010		December 31, 2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 54,004,549	$ 54,004,549	$ 8,426,530	$ 8,426,530
Investment securities				
Available for sale	27,350,263	27,350,263	30,601,587	30,601,587
Held to maturity	26,127,630	26,075,142	13,780,267	13,640,975
Net loans receivable	170,473,386	178,676,219	150,177,130	156,195,753
Accrued interest receivable	1,073,223	1,073,223	930,336	930,336
FDIC indemnification asset	5,397,192	5,397,192	-	-
Federal Home Loan Bank stock	3,465,600	3,465,600	2,279,200	2,279,200
Bank-owned life insurance	4,140,267	4,140,267	4,053,225	4,053,225
Financial liabilities:				
Deposits	$ 239,705,812	$ 241,401,576	$ 164,207,245	$ 166,885,243
FHLB advances - long-term	28,426,193	29,900,092	26,473,524	27,365,487
Advances by borrowers for taxes and insurance	1,005,753	1,005,753	1,280,863	1,280,863
Accrued interest payable	103,534	103,534	63,647	63,647

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents, Accrued Interest Receivable, Federal Home Loan Bank Stock, Accrued Interest Payable, and Advances by Borrowers for Taxes and Insurance

The fair value is equal to the current carrying value.

Investment Securities Available for Sale and Held to Maturity

The fair value of investment securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

16. **FAIR VALUE DISCLOSURE (Continued)**

Net Loans Receivable

The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. Where quoted market prices were available, primarily for certain residential mortgage loans, such market rates were utilized as estimates for fair value.

Acquired loans are recorded at fair value on the date of acquisition. The fair values of loans with evidence of credit deterioration (impaired loans) are recorded net of a non-accretable difference and, if appropriate, an accretable yield. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is the non-accretable difference, which is included in the carrying amount of acquired loans.

FDIC Indemnification Asset

The indemnification asset represents the present value of the estimated cash payments expected to be received from the FDIC for future losses on covered assets based on the credit adjustment estimated for each covered asset and the loss sharing percentages. These cash flows are discounted at a market-based rate to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

Deposits and FHLB Advances

The fair values of certificates of deposit and FHLB advances are based on the discounted value of contractual cash flows. The discount rates are estimated using rates currently offered for similar instruments with similar remaining maturities. Demand, savings, and money market deposits are valued at the amount payable on demand as of year-end.

Bank-Owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 12.

17. PARENT COMPANY

Condensed financial statements of Polonia Bancorp are as follows:

CONDENSED BALANCE SHEET

	December 31, 2010	December 31, 2009
ASSETS		
Cash	$ 178,520	$ 3,170,220
Loans receivable	950,437	1,036,840
Investment in subsidiary	26,220,651	19,832,680
Other assets	119,237	120,719
TOTAL ASSETS	$ 27,468,845	$ 24,160,459
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 209,284	$ 315,500
Stockholders' equity	27,259,561	23,844,959
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 27,468,845	$ 24,160,459

CONDENSED STATEMENT OF INCOME

	Year Ended December 31, 2010	Year Ended December 31, 2009
INCOME		
ESOP loan interest income	$ 94,149	$ 98,668
Investment income	35,151	62,995
Total income	129,300	161,663
EXPENSES	211,387	211,469
Loss before income tax expense	(82,087)	(49,806)
Income tax expense	346	21,396
Loss before equity in undistributed earnings of subsidiary	(82,433)	(71,202)
Equity in undistributed earnings of subsidiary	3,246,228	402,544
NET INCOME	$ 3,163,795	$ 331,342

17. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2010	2009
OPERATING ACTIVITIES		
Net income	$ 3,163,795	$ 331,342
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	(3,246,228)	(402,544)
Stock compensation expense	255,872	265,117
Other, net	(104,733)	(118,935)
Net cash provided by operating activities	68,706	74,980
INVESTING ACTIVITIES		
Capital contribution in subsidiary Bank	(3,050,000)	-
Net cash used for investing activities	(3,050,000)	-
FINANCING ACTIVITIES		
Purchase of treasury stock	(10,406)	(268,590)
Net cash used for financing activities	(10,406)	(268,590)
Decrease in cash	(2,991,700)	(193,610)
CASH AT BEGINNING OF PERIOD	3,170,220	3,363,830
CASH AT END OF PERIOD	$ 178,520	$ 3,170,220

18. SELECTED QUARTERLY DATA (Unaudited)

	Three Months Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total interest income	$ 2,571,912	$ 2,487,226	$ 2,352,631	$ 2,432,677
Total interest expense	954,217	923,558	898,598	898,594
Net interest income	1,617,695	1,563,668	1,454,033	1,534,083
Provision for loan losses	(134,484)	(77,650)	(62,736)	159,462
Net interest income after provision for loan losses	1,752,179	1,641,318	1,516,769	1,374,621
Total noninterest income	487,679	459,377	300,277	4,863,105
Total noninterest expense	2,067,499	1,953,180	1,719,813	1,905,004
Income before income taxes	172,359	147,515	97,233	4,332,722
Income taxes (benefit)	(43,623)	48,103	36,514	1,545,040
Net income	$ 215,982	$ 99,412	$ 60,719	$ 2,787,682
Per share data:				
Net income				
Basic and diluted	$ 0.07	$ 0.03	$ 0.02	$ 0.92
Average shares outstanding				
Basic and diluted	3,025,995	3,030,173	3,033,579	3,036,537

	Three Months Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Total interest income	$ 2,752,754	$ 2,696,094	$ 2,656,452	$ 2,602,193
Total interest expense	1,340,048	1,288,966	1,217,880	1,153,340
Net interest income	1,412,706	1,407,128	1,438,572	1,448,853
Provision for loan losses	105,328	113,712	80,304	(46,855)
Net interest income after provision for loan losses	1,307,378	1,293,416	1,358,268	1,495,708
Total noninterest income	205,719	244,271	233,485	760,420
Total noninterest expense	1,666,295	1,626,810	1,551,849	1,713,945
Income (loss) before income taxes	(153,198)	(89,123)	39,904	542,183
Income taxes (benefit)	(38,368)	(44,495)	15,421	75,866
Net income (loss)	$ (114,830)	$ (44,628)	$ 24,483	$ 466,317
Per share data:				
Net income (loss)				
Basic and diluted	$ (0.04)	$ (0.01)	$ 0.01	$ 0.15
Average shares outstanding				
Basic and diluted	3,013,469	3,011,203	3,014,501	3,017,567

Board of Directors

Executive Officers of Polonia Bancorp and Polonia Bank

Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

Paul D. Rutkowski
Chief Financial Officer and Corporate Secretary

Kenneth J. Maliszewski
Senior Vice President


OLONIA BANCORP

3993 Huntingdon Pike - 3rd Floor
Huntingdon Valley, PA 19006